SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2003

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form,the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No     X

Summary of 1st Quarter Business Report

On May 15, 2003, Kookmin Bank filed a business report with the Financial Supervisory Commission of Korea pursuant to the Securities and Exchange Act of Korea (the “Business Report”). This is a summary of the 1st quarter Business Report translated into English. Non-material or previously disclosed portions were omitted or abridged.

All references to “Kookmin Bank” mean Kookmin Bank on a non-consolidated basis, and all references to “we” or “us” “the Bank” mean Kookmin Bank and, as the context may require, its subsidiaries. Kookmin Bank means a new entity established by a merger with former Kookmin Bank and H&CB on the merger date of October 31, 2001. Sometimes we refer it to New Kookmin Bank. On the other hand, we use the “Former Kookmin Bank” for the name of the former Kookmin Bank, which had been another entity before it merged H&CB.

We were formed through a merger between the Former Kookmin Bank and H&CB, which merged into a new corporation named “Kookmin Bank” effective November 1, 2001. Accordingly, financial information in this Business Report since the merger date reflects the impact of the merger. Under generally accepted accounting principles in Korea, the Former Kookmin Bank is deemed the accounting acquiror of H&CB in the merger, and we have accounted for the acquisition using the purchase method of accounting. However, trust accounts are not accounted by the purchase method accounting according to the Korean Financial Supervisory Service’s guidelines.

Therefore, unless indicated otherwise, any comparative description or table of year 2000 or before 1) for bank accounts is based on the Former Kookmin Bank’s results and 2) for trust accounts is based on simple consolidated numbers of Former Kookmin Bank’s and H&CB’s results.

All references to “Won” or “W” in this document are to the currency of the Republic of Korea.

1.    Introduction to the Bank

1.1.    Business Purpose

The objective of the Bank is to engage in the following business activities:

•	The banking business as prescribed by the Bank Act; and

•	The other business permitted by the Bank Act or other Korea laws.

1.2.    History

•	November 1, 2001

Incorporated and Listed on the New York Stock Exchange

•	November 9, 2001

Listed on the Korea Stock Exchange

•	September 23, 2002

Integrated two brand operations onto a single information technology platform in connection with the merger

•	December 4, 2002

Entered into a strategic alliance agreement with ING Bank N.V., which replaced the prior investment agreement with H&CB

1.3.    Capital Structure

1.3.1.    Common Shares

Kookmin Bank has authority to issue a total of 1,000,000,000 shares of capital stock according to its articles of incorporation. Kookmin Bank’s articles of incorporation also provide that it is authorized to issue shares of preferred stock up to one-half of all of the issued and outstanding shares of common stock. On completion of the merger between Former Kookmin Bank and H&CB, New Kookmin Bank issued 299,697,462 common shares.

Upon the resolution of shareholders’ meeting held on March 22, 2002, Kookmin Bank issued additional 17,979,954 common shares in connection with stock dividend of 6 percent.

On November 25, 2002 Goldman Sachs Capital Koryo, L.P. converted all of its convertible bonds into common shares. According to this conversion, on November 30, Kookmin Bank issued 10,581,269 common shares and distributed them to Goldman Sachs Capital Koryo, L.P.

As of March 31, 2003, 328,258,685 shares of common stock were issued andoutstanding with paid-in capital of 1,641,293 million Won. All of the issued and outstanding shares are fully-paid and non-assessable, and are inregistered form.

1.3.2.    Convertible Bonds

In June 1999, Goldman Sachs Capital Koryo, L.P., a fund managed by The Goldman SachsGroup, Inc., acquired (through its wholly-owned subsidiaries Goldman Sachs Capital Chosun, Ltd. and Goldman Sachs Capital Shilla, Ltd.) an interest in the Former Kookmin Bank in return for aninvestment of US$500 million in new common shares and convertible bonds, consisting of W360billion of new common shares (17,768,870 common shares at W20,260 per share, as adjusted forthe merger ratio of 1.688346:1) and US$200 million principal amount of subordinated convertible bonds with a conversion price of W14,200 per common share. As a result of the merger with H&CB and other adjustment events, the conversion price was adjusted to W22,124 per share.

On November 25, 2002, Goldman Sachs Capital Koryo, L.P. converted all of its convertible bonds into common shares of 10,581,269 and beneficially owned 5.13% of our outstanding common shares as of such date following that conversion.

1.3.3. Treasury Stock

The following table shows the purchase and disposition of our treasury stock.

(Unit: in thousands of Won unless otherwise indicated)

Date	Reason	Number of shares	Cost	Average cost per one share
November 15, 2001	Acquisition of fractional shares in the course of the merger	41,548 shares	1,794,885	43,200 Won
December 24, 2001	Disposition due to exercise of stock option by a grantee	10,000 shares	432,003	48,900 Won
April 3, 2002	Acquisition of fractional shares due to stock dividend	36,089 shares	2,071,557	57,400 Won
May 14, 2002	Disposition pursuant to the Bank Act of Korea	31,548 shares	1,601,944	50,788 Won
July 30 October 23, 2002	Acquisition pursuant to the Securities and Exchange Act of Korea	3,000,000 shares	147,632,489	49,210 Won
December 24, 2002	Disposition due to exercise of stock option by a grantee	10,000 shares	492,294	49,229 Won
January 15, 2003	Disposition due to exercise of stock option by a grantee	10,000 shares	492,294	49,229 Won
Total	—	Outstanding balance: 3,016,089 shares	148,480,396	—

1.3.4.    Stock Option

The following table is the breakdown of stock options Kookmin Bank has granted to the directors and employees. It describes grant date, position, exercise period, price and the number of options.

(As of March 31, 2003, Units: in Won, shares)

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options*	Number of exercised options	Number of exercisable options
			From	To
31-Oct-98	Jungtae Kim	Chairman, Presidnet&CEO	01-Nov-01	31-Oct-04	5,000	400,000	330,000	70,000
27-Feb-99	Choulju Lee	Auditor & Executive Director	28-Feb-02	27-Feb-05	13,900	30,000	30,000	0
27-Feb-99	Seungdong Kim	Executive Vice President	28-Feb-02	27-Feb-05	13,900	20,054	20,054	0
27-Feb-99	Youngjo Joo	Executive Vice President	28-Feb-02	27-Feb-05	13,900	30,000	30,000	0
27-Feb-99	Seokil Cho	Executive Vice President	28-Feb-02	27-Feb-05	13,900	20,054	20,054	0
27-Feb-99	Hongshik Chung	Executive Vice President	28-Feb-02	27-Feb-05	13,900	20,000	20,000	0
27-Feb-99	Bonghwan Cho	Executive Vice President	28-Feb-02	27-Feb-05	13,900	30,000	30,000	0
27-Feb-99	Sunjoo Kim	Executive Vice President	28-Feb-02	27-Feb-05	13,900	10,000	10,000	0
27-Feb-99	Jehyung Jo	Executive Vice President	28-Feb-02	27-Feb-05	13,900	30,000	30,000	0
27-Feb-99	Hogi Baek	Executive Vice President	28-Feb-02	27-Feb-05	13,900	20,000	20,000	0
27-Feb-99	Bruce Willison	Non Executive Director	28-Feb-02	27-Feb-05	13,900	10,000	10,000	0
28-Feb-00	Jan Op de Beeck	Director&Executive Vice President	01-Mar-03	28-Feb-06	27,600	22,490	0	22,490
28-Feb-00	Sungchul Kim	Executive Vice President	01-Mar-03	28-Feb-06	27,600	30,000	0	30,000
28-Feb-00	Woojung Lee	Executive Vice President	01-Mar-03	28-Feb-06	27,600	30,000	0	30,000
28-Feb-00	Kukju Kwon	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	0	4,800
28-Feb-00	Sunjin Kim	Non Executive Director	01-Mar-03	28-Feb-06	27,600	7,000	0	7,000
28-Feb-00	Joon Park	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	0	4,800
28-Feb-00	Moonsoul Chung	Non Executive Director	01-Mar-03	28-Feb-06	27,600	7,000	0	7,000
28-Feb-00	Juhyun Yoon	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	0	4,800
28-Feb-00	Heungsoon Chang	Non Executive Director	01-Mar-03	28-Feb-06	27,600	2,486	0	2,486
28-Feb-00	Injoon Kang	Non Executive Director	01-Mar-03	28-Feb-06	27,600	2,486	0	2,486
28-Feb-00	Sunghee Jwa	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	0	4,800
28-Feb-00	Seungwoo Nam	Non Executive Director	01-Mar-03	28-Feb-06	27,600	1,928	0	1,928
28-Feb-00	Woonyoul Choi	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,909	0	4,909
28-Feb-00	Kyunghee Yoon	Non Executive Director	01-Mar-03	28-Feb-06	27,600	7,000	0	7,000
28-Feb-00	Sungcheon Hong	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	6,821	0	6,821
28-Feb-00	Miro Yoon	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	3,333	0	3,333
28-Feb-00	Hakdong Shin	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	6,821	0	6,821
28-Feb-00	Hakyeon Jeong	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	10,000	0	10,000
28-Feb-00	Jeongyeon Kim	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	10,000	0	10,000
28-Feb-00	Jongwhan Byun	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	10,000	0	10,000
28-Feb-00	Samyoung Lee	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	6,821	0	6,821
28-Feb-00	Wonki Kim	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	6,821	0	6,821
28-Feb-00	Bangyeoul Kim	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	3,333	0	3,333
28-Feb-00	Byungman Lim	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	3,333	0	3,333
24-Mar-01	Youngil Kim	Executive Vice President	25-Mar-04	24-Mar-07	25,100	30,000	0	30,000
24-Mar-01	Jongin Park	Executive Vice President	25-Mar-04	24-Mar-07	25,100	30,000	0	30,000
24-Mar-01	Wonbae Yoon	Non Executive Director	25-Mar-04	24-Mar-07	25,100	2,318	0	2,318

*	Some numbers of the granted options have been adjusted due to the merger and the early retirement of the grantees

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options*	Number of exercised options	Number of exercisable options
			From	To
24-Mar-01	Jaekyu Lee	Non Executive Director	25-Mar-04	24-Mar-07	25,100	2,318	0	2,318
24-Mar-01	Chulsoo Ahn	Non Executive Director	25-Mar-04	24-Mar-07	25,100	1,916	0	1,916
24-Mar-01	Jaehan Kim	Head of Regional Head Office	25-Mar-04	24-Mar-07	25,100	10,000	0	10,000
24-Mar-01	Jongok Na	Head of Regional Head Office	25-Mar-04	24-Mar-07	25,100	10,000	0	10,000
24-Mar-01	Kyuho Lee	Head of Regional Head Office	25-Mar-04	24-Mar-07	25,100	3,275	0	3,275
18-Mar-00	Sanghoon Kim	Chairman&CEO	19-Mar-03	18-Mar-05	23,469	41,460	0	41,460
18-Mar-00	Jongmin Lee	Auditor&Executive Director	19-Mar-03	18-Mar-05	23,469	14,807	0	14,807
18-Mar-00	Sejong Oh	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	0	2,961
18-Mar-00	Inkie Kim	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	0	2,961
18-Mar-00	Jihong Kim	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	2,961	0
18-Mar-00	Jinho Hwang	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	0	2,961
18-Mar-00	Hyungjin Chang	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	0	2,961
18-Mar-00	Ikrae Kim	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	0	2,961
18-Mar-00	Bongho Paick	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	0	2,961
18-Mar-00	Bockwoan Kim	Executive Vice President	19-Mar-03	18-Mar-05	23,469	11,845	0	11,845
18-Mar-00	Yoohwan Kim	Executive Vice President	19-Mar-03	18-Mar-05	23,469	11,845	0	11,845
18-Mar-00	Dukhyun Kim	Executive Vice President	19-Mar-03	18-Mar-05	23,469	11,845	0	11,845
15-Mar-01	Sanghoon Kim	Chairman&CEO	16-Mar-04	15-Mar-09	28,027	29,614	0	29,614
15-Mar-01	Jongmin Lee	Auditor & Executive Director	16-Mar-04	15-Mar-09	28,027	14,807	0	14,807
15-Mar-01	Inkie Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Hyungjin Chang	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Jihong Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Bongho Paick	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	0	1,870
15-Mar-01	Ikrae Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Seungheon Han	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	0	1,870
15-Mar-01	Youngseok Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	0	1,870
15-Mar-01	Sewoong Lee	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Changki Min	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Bockwoan Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Yoohwan Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Dukhyun Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Yoonok Hyun	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Taigon Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Byungsang Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Byungjin Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Jihan Koo	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Dongsoon Park	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Hoosang Chang	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Sanghoon Lee	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Jaein Suh	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Sunghyun Chung	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Jonghwa Lee	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Sangwon Lee	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Joonsup Chang	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Dongshin Yang	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Jaekyung Lee	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Yeonkun Chung	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Youngno Lee	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Kitaek Hong	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Soondo Park	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Joonho Park	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Yangjin Kim	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options*	Number of exercised options	Number of exercisable options
			From	To
15-Mar-01	Kwangdae Park	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Sungwan Choi	General Manager	16-Mar-04	15-Mar-09	28,027	370	0	370
15-Mar-01	Junghaeng Lee	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Anseok Cho	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Sangcheol Lee	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Taejoo Yoon	General Manager	16-Mar-04	15-Mar-09	28,027	10	0	10
15-Mar-01	Youngman Lee	General Manager	16-Mar-04	15-Mar-09	28,027	520	0	520
15-Mar-01	Youngsoo Kim	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Jongyoung Yoon	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Jaehong Yoo	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Changhwan Bae	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Sian Heo	General Manager	16-Mar-04	15-Mar-09	28,027	370	0	370
15-Mar-01	Seokwon Choi	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Gilho Seo	General Manager	16-Mar-04	15-Mar-09	28,027	370	0	370
15-Mar-01	Youngsoo Shin	General Manager	16-Mar-04	15-Mar-09	28,027	370	0	370
15-Mar-01	Joonbo Cho	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Kiyoul Seo	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Byungdoo Ahn	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Kookshin Kang	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Ingyu Choi	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Hyungyoung Lee	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Youngrok Han	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Hyeyoung Kim	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Kihyun Kim	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Sungshin Cho	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Youngmo Lee	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Jongik Kim	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Kwangmook Park	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Yongseung Lee	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Sunggil Lee	General Manager	16-Mar-04	15-Mar-09	28,027	370	0	370
16-Nov-01	Jungtae Kim	President&CEO	17-Nov-04	16-Nov-09	X1	500,000	0	500,000
16-Nov-01	Jungtae Kim	President&CEO	17-Nov-04	16-Nov-09		200,000[2]	0	200,000
16-Nov-01	Sanghoon Kim	Chairman	17-Nov-04	16-Nov-09		150,000	0	150,000

22-Mar-02	Choulju Lee	Auditor&Executive Director	23-Mar-05	22-Mar-10	Y3	30,000	0	30,000
22-Mar-02	Henry Cornell	Non Executive Director	23-Mar-05	22-Mar-10		10,000	0	10,000
22-Mar-02	Keunshik Oh	Non Executive Director	23-Mar-05	22-Mar-10		10,000	0	10,000
22-Mar-02	Dongsoo Chung	Non Executive Director	23-Mar-05	22-Mar-10		10,000	0	10,000
22-Mar-02	Jihong Kim	Non Executive Director	23-Mar-05	22-Mar-10		10,000	0	10,000

1.	Exercise price = 51,200 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4) / 100. The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - 207.25) / 207.25 x 100.
2.	Conditional options up to 200,000: Additional shares shall be granted if the average closing price of Kookmin Bank’s stock from August 17, 2004 to November 16, 2004 (or for the three months prior to his resignation, if he resigns earlier than his original tenure) is higher than the stock prices of any other bank listed on the Korea Stock Exchange. The number of options to be granted shall be based on total score, which calculated by the earned total scores of both ROE and market capitalization on November 17, 2004 (or on the date of his resignation, if he resigns earlier than his original tenure). The additional shares will not be exercisable if the CEO works less than 18 months or the earned total score is less than 80 points.
3.	Exercise price = 57,100 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options*	Number of exercised options	Number of exercisable options
			From	To
22-Mar-02	Timothy Hartman	Non Executive Director	23-Mar-05	22-Mar-10	Y	10,000	0	10,000
22-Mar-02	Sunjin Kim	Non Executive Director	23-Mar-05	22-Mar-10		3,000	0	3,000
22-Mar-02	Moonsoul Chung	Non Executive Director	23-Mar-05	22-Mar-10		3,000	0	3,000
22-Mar-02	Kyunghee Yoon	Non Executive Director	23-Mar-05	22-Mar-10		3,000	0	3,000
22-Mar-02	Jongkyoo Yoon	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Bonghwan Cho	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Jaein Suh	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Bumsoo Choi	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Bockwoan Kim	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Kitaek Hong	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Sunghyun Chung	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Kisup Shin	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Sungkyu Lee	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Byungsang Kim	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Jongyoung Yoon	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Jaeil Song	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Hyunggoo Shim	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Junghaeng Lee	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Joonsup Chang	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Youngno Lee	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Dongsoon Park	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Sungbin Kim	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Sungbok Park	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Yeonkun Chung	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Mahnsoo Song	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Jeongyeon Kim	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	5,000	0	5,000
22-Mar-02	Hakyeon Jeong	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	5,000	0	5,000
22-Mar-02	Jongwhan Byun	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	5,000	0	5,000
22-Mar-02	Jaehan Kim	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	5,000	0	5,000
22-Mar-02	Jongok Na	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	5,000	0	5,000
26-Jul-02	Donald MacKenzie	Executive Vice President	27-Jul-05	26-Jul-10	58,800	30,000	0	30,000

21-Mar-03	Sungnam Lee	Auditor & Executive Director	22-Mar-06	21-Mar-11		30,000	0	30,000
21-Mar-03	Moonsoul Chung	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Sunjin Kim	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Richard Elliott Lint	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Kyunghee Yoon	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Seoungwoo Nam	Non Executive director	22-Mar-06	21-Mar-11	Y1	10,000	0	10,000
21-Mar-03	Sukyoung Cha	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Bernard S. Black	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Kihong Kim	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Eunjoo Park	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Cheolsoo Ahn	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Kyungbae Suh	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000

21-Mar-03	Sungchul Kim	Executive Vice President	22-Mar-06	21-Mar-11	35,500	30,000	0	30,000
21-Mar-03	Woojung Lee	Executive Vice President	22-Mar-06	21-Mar-11	35,500	30,000	0	30,000

[1]	Exercise price = 35,500 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options*	Number of exercised options	Number of exercisable options
			From	To
21-Mar-03	Seeyoung Lee	Executive Vice President	22-Mar-06	21-Mar-11	35,000	30,000	0	30,000
21-Mar-03	Wonsuk Oh	Head of Regional Head Office	22-Mar-06	21-Mar-11	35,500	15,000	0	15,000
21-Mar-03	Sungdae Min	Head of Regional Head Office	22-Mar-06	21-Mar-11	35,500	15,000	0	15,000
21-Mar-03	Kyungjae Cheong	Head of Regional Head Office	22-Mar-06	21-Mar-11	35,500	15,000	0	15,000
21-Mar-03	Choulhee Kim	Head of Regional Head Office	22-Mar-06	21-Mar-11	35,500	15,000	0	15,000
21-Mar-03	Indo Lee	Head of Regional Head Office	22-Mar-06	21-Mar-11	35,000	15,000	0	15,000
21-Mar-03	Maengsu Yang	Head of Regional Head Office	22-Mar-06	21-Mar-11	35,500	15,000	0	15,000
		Total				2,881,131	553,069

1.4.    Dividend

The following table shows dividend policy and the related information for the last three years.

(Units: in millions of Won unless indicated otherwise)

	2002	2001	2000
Net income for the period	1,310,291	740,565	719,700
Earnings per share (Won)	4,123[1]	3,706	2,403
Maximum amount available for dividend	1,192,643[2]	604,984	614,046
Total dividend amount	325,232	119,866	151,009
Dividend payout ratio (%)	24.82[3]	16.19	20.76
Cash dividend per common share (Won)	1,000	100	500
Stock dividend per common share (%)	—	6	—
Dividend per preferred share (Won)	—	—	50
Dividend yield ratio (%)	2.38[4]	0.80	3.36
Net asset value per common share (Won)	30,614[5]	29,742	12,533
Ordinary income per common share (Won)	4,123	3,706	2,403

1.	Earnings per share = net income (1,310,291,195,314 Won) / weighted average number of shares (317,786,872 shares)
2.	Maximum amount available for dividend = retained earnings before appropriations (1,319,970 millions of Won) + transferred from prior years’ reserves (5,417 millions of Won) - appropriated amount pursuant to the relevant rules and regulations (132,744 millions of Won)
3.	Dividend payout ratio = total dividend amount for common shares (325,232,596,000 Won) / net income (1,310,291,195,314 Won).
4.	Dividend yield ratio = dividend per share (1,000 Won) / market closing price of December 31, 2002 (42,000 Won)
5.	Net asset value per common share = total shareholders’ equity (10,049,396 millions of Won) / total issued shares as of December 31, 2002 (328,258,685 shares).

2.    Business

2.1.    Business Overview

We are the largest commercial bank in Korea in terms of assets, deposits, branch network and retail customer base. Our primary focus is branch-based lending to and deposit-taking from retail customers and small and medium-sized enterprises. The principal components of our business are general household, mortgage and small and medium-sized enterprise lending, credit card operations and investment trust account management business and capital market activities. We also make loans and provide banking services to large domestic corporate customers.

We have developed one of the most extensive domestic branch networks, with 1,204 domestic branches and sub-branches as of March 31, 2003. Our extensive branch network and retail customer base have provided us with a source of stable and low cost funding.

2.2.    Market Shares

2.2.1.    Market Share of Deposits in Won

The following table shows the market share of Kookmin Bank among 9 nationwide commercial banks in terms of deposits in Won (which includes certificate of deposits) as of the dates indicated.

For the year 2002 and 2003, Seoul Bank’s figures are included in Hana Bank’s figures due to the merger of Hana Bank and Seoul Bank.

(Units: in 100 millions of Won, %)

	March 31, 2003		December 31, 2002		December 31, 2001
	Amount	%	Amount	%	Amount	%
Kookmin Bank	1,232,631	31.5	1,220,260	31.7	1,140,587	33.7
Woori Bank	620,484	15.8	589,095	15.3	513,903	15.2
Hana Bank	526,939	13.5	534,570	13.9	322,652	9.5
Chohung Bank	413,010	10.5	426,902	11.1	355,967	10.5
Shinhan Bank	346,980	8.9	331,479	8.6	301,285	8.9
Korea Exchange Bank	319,573	8.2	318,792	8.3	253,284	7.5
Korea First Bank	233,937	6.0	227,993	5.9	171,800	5.1
KorAm Bank	218,934	5.6	202,233	5.2	171,834	5.1
Seoul Bank	—	—	—	—	151,458	4.5

Total	3,912,488	100	3,851,324	100	3,382,770	100

2.2.2.    Market Share of Household Loans

The following table shows the market share of Kookmin Bank among 9 nationwide commercial banks in terms of household loans as of the dates indicated.

For the year 2002 and 2003, Seoul Bank’s figures are included in Hana Bank’s figures due to the merger of Hana Bank and Seoul Bank.

(Units: in 100 millions of Won, %)

	March 31, 2003		December 31, 2002		December 31, 2001
	Amount	%	Amount	Amount	%	Amount
Kookmin Bank	757,047	41.0	743,096	41.1	601,536	47.2
Hana Bank	234,900	12.7	235,987	13.1	105,143	8.2
Woori Bank	235,584	12.7	228,530	12.6	132,501	10.4
Shinhan Bank	159,574	8.6	159,927	8.9	107,729	8.4
Chohung Bank	156,811	8.5	154,565	8.6	90,723	7.1
Korea First Bank	119,738	6.5	105,997	5.9	78,874	6.2
Korea Exchange Bank	106,674	5.8	102,062	5.6	64,053	5.0
Seoul Bank	—	—	—	—	53,156	4.2
KorAm Bank	77,419	4.2	75,759	4.2	41,807	3.3

Total	1,847,747	100	1,805,923	100	1,275,522	100

2.2.3.    Market Share of Mortgage Loans

The following table shows the market share of Kookmin Bank among 9 nationwide commercial banks in terms of mortgage loans as of the dates indicated.

For the year 2002 and 2003, Seoul Bank’s figures are included in Hana Bank’s figures due to the merger of Hana Bank and Seoul Bank.

(Units: in 100 millions of Won, %)

	March 31, 2003		December 31, 2002		December 31, 2001
	Amount	%	Amount	Amount	%	Amount
Kookmin Bank	349,031	79.1	338,706	79.9	253,495	87.4
Hana Bank	27,295	6.2	25,014	5.9	7,552	2.6
Woori Bank	25,787	5.8	23,037	5.4	10,998	3.8
Korea Exchange Bank	16,062	3.6	15,584	3.7	8,719	3.0
KorAm Bank	8,472	1.9	8,592	2.0	2,432	0.8
Shinhan Bank	7,908	1.8	7,709	1.8	2,943	1.0
Seoul Bank	—	—	—	—	1,078	0.4
Chohung Bank	5,086	1.2	4,126	1.0	2,326	0.8
Korea First Bank	1,716	0.4	1,308	0.3	658	0.2

Total	441,357	100	424,076	100	290,201	100

2.3.    Source and Use of Funds

2.3.1.    Source of Funds

(Unit: in millions of Won)

		March 31, 2003		December 31, 2002		December 31, 2001
		Average balance	Interest rate (%)	Average balance	Interest rate (%)	Average balance	Interest rate (%)
Won currency	Deposits and Mutual installment	114,269,802	3.91	113,157,719	4.21	63,743,997	5.53
	Certificate of deposit	3,328,645	4.85	2,119,900	4.82	2,022,414	6.10
	Borrowings	3,510,277	4.04	4,568,873	4.45	3,784,147	4.85
	Call money	1,647,226	4.08	1,039,249	4.02	403,937	4.11
	Other	22,562,978	5.95	14,254,281	6.70	9,112,858	7.57

Subtotal		145,318,928	1.38	135,140,022	4.49	79,067,353	5.74

Foreign currency	Deposits	1,134,446	0.92	1,096,544	1.28	952,701	3.08
	Borrowings	3,461,756	1.35	2,269,774	2.45	2,018,537	5.47
	Call money	193,303	1.11	293,151	1.65	223,156	3.67
	Finance debentures issued	777,842	2.33	1,071,848	3.57	1,430,804	5.68
	Other	22,336	—	23,087	—	15,081	—

Subtotal		5,589,683	1.38	4,754,404	2.67	4,640,279	5.32

Other	Total Shareholders’ Equity	10,648,640	—	14,586,550	—	7,463,687	—
	Allowance for credit losses	92,053	—	63,039	—	353,183	—
	Other	9,074,182	—	3,717,379	—	4,065,899	—

Subtotal		19,814,875	—	18,366,968	—	11,882,769	—

Total		170,723,486	3.67	158,261,394	3.92	95,590,401	5.00

2.3.2.    Use of Funds

(Unit: in millions of Won)

		March 31, 2003		December 31, 2002		December 31, 2001
		Average balance	Interest rate (%)	Average balance	Interest rate (%)	Average balance	Interest rate (%)
Won currency	Due from banks	163,672	1.87	1,041,865	4.62	1,339,572	5.60
	Securities	30,627,851	5.69	30,180,305	6.32	23,861,424	6.78
	Loans	117,811,025	7.27	105,188,481	7.79	53,575,082	8.87
	Advances for customers	57,511	2.60	91,583	4.35	127,704	3.84
	Call loan	202,732	4.32	736,571	4.36	1,765,067	4.80
	Private placement corporate bonds	1,256,020	8.80	1,631,524	7.32	2,065,179	10.32
	Credit card accounts	5,748,795	8.91	5,719,359	10.25	912,210	17.63
	Other	243,356	—	374,718	—	614,014	—
	Allowance for credit losses (—)	2,240,913	—	1,437,960	—	1,297,930	—

Subtotal		153,870,049	7.18	143,526,446	7.66	82,962,322	8.50

Foreign currency	Due from banks	547,173	2.20	253,390	1.35	121,994	3.28
	Securities	1,278,996	4.22	1,302,214	7.97	1,079,359	9.13
	Loans	2,951,000	3.28	3,216,042	3.39	3,870,853	5.66
	Call loan	69,003	1.36	188,465	1.98	185,466	4.15
	Bills bought	2,027,903	1.70	835,356	4.71	1,045,331	7.60
	Other	6,612	—	15,739	—	116,454	—
	Allowance for credit losses (—)	122,233	—	267,194	—	266,613	—

Subtotal		6,758,454	2.96	5,544,012	4.95	6,152,844	7.11

Other	Cash	1,039,517	—	914,639	—	530,451	—
	Fixed assets used for business purpose	3,109,745	—	3,126,812	—	1,462,413	—
	Other	5,945,721	—	5,149,485	—	4,482,371	—

Subtotal		10,094,983	—	9,190,936	—	6,475,235	—

Total		170,723,486	6.59	158,261,394	7.12	95,590,401	7.83

2.4.    Principal Banking Activities

2.4.1.    Deposits

The following table shows the average balances of our deposits for the past three years and ending balances as of the dates indicated.

(Unit: in millions of Won)

		March 31, 2003		December 31, 2002		December 31, 2001
		Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Deposits in Won	Demand deposits	11,471,069	12,783,251	10,654,651	12,987,742	4,832,281	10,824,005
	Time & savings deposits	94,362,898	95,661,364	93,347,999	93,630,423	53,496,908	89,080,935
	Mutual installment deposits	7,229,983	6,867,546	8,058,664	7,491,115	6,469,772	8,871,193
	Mutual installment for housing	4,973,408	5,047,024	4,463,601	4,872,637	928,398	4,128,489
	Certificates of deposits	3,328,645	2,903,927	2,119,900	3,044,089	2,022,414	1,154,056

Subtotal		121,366,003	123,263,112	118,644,815	122,026,006	67,749,773	114,058,678

Deposits in foreign currency		1,134,446	1,157,450	1,096,544	1,083,647	952,701	1,102,626

Trust deposits	Money trust	15,017,512	14,652,418	17,214,936	15,356,285	20,375,456	19,739,709
	Property trust	26,771,183	25,567,685	16,783,690	26,852,684	5,409,033	12,559,922

Subtotal		41,788,695	40,440,103	33,998,626	42,208,969	25,784,489	32,299,631

Total		122,791,887	125,016,438	153,739,985	165,318,622	94,486,963	147,460,935

2.4.2.    Average Deposit per Domestic Branch

The following table shows the average balances of our deposits per domestic branch as of the dates indicated.

(Unit: in millions of Won)

	March 31, 2003	December 31, 2002	December 31, 2001
Deposits	118,340	121,137	133,548
Deposits in Won	117,572	120,336	132,320

2.4.3.    Average Deposit per Employee

The following table shows the average balances of our deposits per employee as of the dates indicated.

(Unit: in millions of Won)

	March 31, 2003	December 31, 2002	December 31, 2001
Deposits	7,490	7,256	7,243
Deposits in Won	7,441	7,208	7,176

2.4.4.    Loan Balances

The following table shows the average balances of our loans for the past three years and ending balances as of the dates indicated.

(Unit: in millions of Won)

	March 31, 2003		December 31, 2002		December 31, 2001
	Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Loans in Won	117,797,897	120,023,874	105,117,047	116,472,105	53,498,087	94,698,769
Loans in foreign currency	4,360,493	4,370,940	3,228,857	4,417,176	3,924,562	4,174,237
Advances to customers	60,775	68,139	106,380	52,430	244,158	199,831

Subtotal	122,219,165	124,462,953	108,452,284	120,941,711	57,666,807	99,072,837

Trust account loans	572,722	553,485	789,614	575,412	2,194,851	1,117,817

Total	122,791,887	125,016,438	109,241,898	121,517,123	59,861,658	100,190,654

2.4.5.    Loan Balances as of March 31, 2003 by Remaining Maturities

(Unit: in millions of Won)

	Less than 1 year	More than 1 year less than 3 years	More than 3 years less than 5 years	More than 5 years	Total
Loans in Won	56,528,258	46,378,764	5,395,369	11,721,483	120,023,874
Loans in foreign currencies	2,840,725	652,736	373,785	503,695	4,370,941

2.4.6.    Loan Balances by Uses

The following table shows the banking account balances of our loans in Won by uses as of the dates indicated.

(Unit: in millions of Won)

		March 31, 2003	December 31, 2002	December 31, 2001
Loans to enterprise	Loans for operations	37,200,265	35,369,066	29,286,707
	Loans for equipments	6,358,906	5,963,631	4,434,447
Loans to households		40,840,184	40,477,483	34,648,918
Loans to public sector & others	Loans for operations	702,385	738,632	730,598
	Loans for equipment	39,093	39,414	57,211
Loans on property formation savings		89,805	95,252	154,069
Loans for housing		34,769,672	33,731,435	25,342,969
Inter-bank loans		18,546	20,941	36,110
Others		5,018	36,251	7,740

Total		120,023,874	116,472,105	94,698,769

2.4.7.    Loan to Deposit Ratio

The following table shows loan to deposit ratio as of indicated dates.

(Units: in millions of Won, %)

	March 31, 2003	December 31, 2002	December 31, 2001
Loans[1] (A)	117,797,897	105,117,047	53,498,087
Deposits[2] (B)	121,366,003	118,644,815	67,749,773

Loan to deposit ratio (A/B)	97.06	88.60	78.96

2.4.8.    Acceptances and Guarantees

(Unit: in millions of Won)

	March 31, 2003	December 31, 2002	December 31, 2001
Confirmed	1,173,152	1,031,698	3,521,970
Unconfirmed	1,500,714	1,306,878	1,369,723

Total	2,673,866	2,338,576	4,891,693

1.	Average balance of each indicated date
2.	Average balance of deposits each indicated date. The balances include certificate of deposits

2.4.9.    Breakdown of Securities Investment

The following table shows the average balances of our securities for the past three years and ending balances as of indicated dates.

(Unit: in millions of Won)

		March 31, 2003		December 31, 2002		December 31, 2001
		Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Securities in Won (Banking account)	Monetary stabilization bonds	3,675,673	4,470,233	2,834,534	3,269,269	3,571,137	3,139,925
	Government and public bonds	5,222,212	5,354,626	4,272,946	5,252,321	4,454,446	4,592,251
	Debentures	12,578,705	12,441,576	13,154,258	12,378,717	11,410,904	14,691,304
	Stocks	1,658,102	1,372,260	2,146,149	1,661,682	1,309,134	2,154,449
	Others	7,493,158	8,379,991	7,809,012	7,162,134	3,115,803	7,547,153

Subtotal		30,627,850	32,018,686	30,216,899	29,724,123	23,861,424	32,125,082

Securities in Won (Trust account)	Monetary stabilization bonds	651,699	757,994	1,309,515	583,379	3,228,021	2,725,071
	Government and public bonds	1,151,420	988,522	2,023,503	1,323,195	2,990,549	3,059,777
	Debentures	7,183,845	6,737,485	8,035,960	7,600,794	7,635,765	7,613,829
	Stocks	903,588	874,595	904,921	924,514	672,845	890,151
	Others	3,801,456	3,831,849	3,945,649	3,821,884	4,340,103	3,913,328

Securities in foreign currency (Trust Account)		885,135	940,757	559,964	747,253	118,147	370,415

Subtotal		14,577,143	14,131,202	16,779,512	15,001,019	18,985,430	18,572,571

Securities in foreign currency (Banking account)	Foreign securities	1,002,823	1,076,617	945,199	960,749	736,084	909,730
	Off-shore foreign securities	276,173	341,084	320,423	255,878	343,275	382,542

Subtotal		1,278,996	1,417,701	1,265,622	1,216,627	1,079,359	1,292,272

Total		46,483,989	47,567,589	48,262,033	45,941,769	43,926,213	51,989,925

2.4.10.    Trust Account (money trust)

(Unit: in millions of Won)

	March 31, 2003		December 31, 2002		December 31, 2001
	Total amount trusted	Trust fees	Total amount trusted	Trust fees	Total amount trusted	Trust fees
Return-guaranteed trust	721	-4,098	1,528	59,530	25,551	-17,147
Performance trust	41,787,974	48,771	33,997,098	241,444	25,758,938	353,890

Total	41,788,695	44,673	33,998,626	300,974	25,784,489	336,743

2.4.11.    Credit Card

2.4.11.1.    BC Card

(Unit: in millions of Won unless indicated otherwise)

		March 31, 2003	2002	2001
Number of card holders (Person)	Corporate	56,217	58,090	23,811
	Individual	4,531,790	4,748,427	4,017,950
Number of merchants		315,339	262,619	295,668
Profit	Sales[1]	5,831,156	27,216,500	22,272,700
	Fee revenue	234,193	1,039,710	819,399

2.4.11.2. Kookmin	Card[2]

(Unit: in millions of Won unless indicated otherwise)

		March 31, 2003	2002	2001
Number of card holders (Person)	Corporate	152,268	153,425	105,600
	Individual	11,554,049	11,638,968	9,605,946

Number of merchants		1,580,585	1,675,176	1,569,103

Profit	Sales[2]	19,560,300	83,860,180	65,382,300
	Fee revenue[3]	32,240	155,545	142,700

2.5.    Property, Plants and Equipment

2.5.1.    Branch Network

As of March 31, 2003, we had 1,142 branches and 62 sub-branches in Korea, the largest number of branches among Korean commercial banks. We believe that our extensive branch network in Korea and retail customer base provide us with a source of stable and relatively low cost funding. Approximately 42% of our branches and sub-branches are located in Seoul.

1.	Includes credit card receivables and cash advances.
2.	Sales include credit card receivables and cash advances. This is the result of Kookmin Credit Card, our KOSDAQ-registered, majority-owned subsidiary.
3.	Kookmin Bank recognizes fee revenues under a fee agreement with Kookmin Credit Card. These amounts are the revenues Kookmin Bank received from Kookmin Credit Card pursuant to the fee agreement. Besides, Kookmin Bank also recognizes non-operating revenue in connection with consolidation of Kookmin Credit Card under equity method.

We also have three subsidiaries in Luxemburg, Hong Kong and London and three branches in Tokyo, New York and Auckland, and 1 overseas office in Guangzhou in China

2.5.2.    Property

Our registered office and corporate headquarters are located at 9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea. The book value of all the properties owned by us as of March 31, 2003 was 1,538,104 million Won. In addition to the properties owned by us, we also leased 1,029,848 million Won of properties for our branch space. We do not own any material properties outside of Korea.

2.5.3.    Automated Banking Machines

We have established an extensive network of automated banking machines, which are located in branches and in Autobanks (unmanned outlets). These automated banking machines consist of ATMs, cash dispensers and passbook printers. As of March 31, 2003, we had 7,310 ATMs, 1,809 cash dispensers and 891 passbook printers.

2.6.    Other Details Relevant to Investment Decision

2.6.1.    BIS Risk-adjusted Capital Ratios

(Units: in millions of Won, %)

	March 31, 2003[1]	December 31, 2002	December 31, 2001
Risk-adjusted capital (A)	13,835,380	14,439,313	11,750,856
Risk-weighted assets (B)	138,041,610	138,703,021	114,849,227

BIS ratios (A/B)	10.02	10.41	10.23

2.6.2.    Non-performing Loans2

(Units: in millions of Won unless indicated otherwise)

March 31, 2003		December 31, 2002		Change
Amount	NPL to total loans	Amount	NPL to total loans	Amount	NPL to total loans
3,353,611	2.47%	2,509,073	1.90%	844,538	0.57%p

1.	Tentative figures
2.	Non-performing loans are defined as those loans that are past due more than 90 days or that are placed non-accrual status according to the Financial Supervisory Service’s guidelines.

2.6.3.    Loan Loss Allowances

The following table shows the balance of our loan loss allowances as of the dates indicated.

(Units: in millions of Won)

		March 31, 2003	December 31, 2002	December 31, 2001
Loan loss allowance	Domestic	2,795,345	2,365,898	2,255,068
	Overseas	28,693	12,798	16,111
	Total	2,824,038	2,271,179	2,378,696

Write-offs for the Period		253,853	1,527,311	1,090,029

3.    Financial Information

See 9. Exhibits / 9.1. List of Financial Statements.

4.    Auditor’s Report

4.1.    Independent Accountants’ Review Report

See 9. Exhibits / 9.1. List of Financial Statements.

4.2.    Compensation to the Independent Auditor

4.2.1.    Audit Service

The aggregate audit service contract amount as of the end of March 31, 2003 is 980 million Won.

4.2.2.    Service Other than Audit

The following is a description for the last three years on services and the relevant fees and commissions we paid to the independent auditor for the respective service.

(Units: in millions of Won unless indicated otherwise)

Year	Service description	Amount of payment
March 31, 2003	— US GAAP conversion for 2002	US$3,800 thousand
2002	— Project for improving the accounting process	690
	— Advisory service for the conversion process in US GAAP	1,450
2001	— Due diligence on the assets and liabilities in connection with the merger	2,400
	— US GAAP conversion for 2000	US$ 2,700 thousand
	— US GAAP conversion for New York Stock Exchange listing of New Kookmin Bank	US$ 7,480 thousand
	— Advisory service for tax in connection with the merger	300
	— US GAAP conversion	US$ 4,950 thousand

5.    Corporate Governance and Affiliated Companies

5.1.    Board of Directors

The board of directors holds regular meetings every quarter. The board of directors consists of directors and resolves each following matter:

•	matters relating to business objectives and performance evaluation;

•	matters relating to amendments of the Articles of Incorporation;

•	matters relating to budget and accounting including salaries of directors and employees;

•	matters relating to major organizational changes such as dissolution, business transfer and merger;

•	matters relating to internal control standards; or

•	other matters determined by law and the board of directors regulations.

We currently have six management committees that serve under the board:

•	the Board Steering Committee;

•	the Management Strategy Committee;

•	the Risk Management Committee;

•	the Audit Committee;

•	the Compensation Committee; and

•	the Non Executive Director Nomination Committee.

Each committee member is appointed by the board of directors, except for members of the Audit Committee, who are elected at the general meeting of stockholders. For list of our directors, see 7. Directors, Senior Management and Employees / 7.1. Executive Directors and 7.2. Non-Executive Directors.

5.2.    Audit Committee

Audit Committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors, compliance officers, management personnel and other committee advisors. The committee also reviews our financial information, auditor’s examinations, key financial statement issues and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of stockholders. The committee holds regular meetings every quarter.

5.3.    Voting Rights of Shareholders

Each outstanding share of our common stock is entitled to one vote per share.

If the method of written resolution at the general meeting of shareholders is adopted by resolution of the board of directors, at which the convening of the general meeting of shareholders is determined, the shareholders may exercise their voting rights in writing without participating the meeting in person. In this case, the Bank is required to send the documents and references necessary for exercise of voting rights, together with the convening notice.

If a shareholder intends to exercise his/her voting rights in writing, the shareholder is required to fill in and submit to the Bank one day before the date set for the general meeting of shareholders.

5.4.    Compensation to the Directors

For the 3 months ended March 31, 2003, the aggregate of the remuneration paid by us to 1) the Chairman, President & CEO and our other executive directors and 2) our non-executive directors was 1,341 million Won, 97 million Won, respectively. The following table shows the breakdown of the remuneration.

(Units: in millions of Won)

	The aggregate remuneration paid	Limit for the remuneration resolved by shareholders’ meeting	Average amount of the payment per person
Executive Directors	1,341	—	447
Non Executive Directors	97	—	12

	1,438	8,000	459

As part of remuneration, Kookmin Bank also granted stock options to directors. See 1. Introduction to the Bank / 1.3. Capital Structure / 1.3.4. Stock Option.

5.5.    Affiliated Companies

5.5.1.    List of Affiliates

As of March 31, 2003, we have following affiliates.

•	KB Investment Co., Ltd.

•	Kookmin Credit Card Co., Ltd.

•	KB Investment Trust Management Co., Ltd.

•	KB Real Estate Trust Co., Ltd.

•	KB Credit Information Co., Ltd.

•	Kookmin Data System Corporation

•	Kookmin Futures Co., Ltd.

•	ING Life Korea Ltd.

•	Kookmin Bank Luxemburg. S.A.

•	Kookmin Bank International (London) Ltd.

•	Kookmin Finance Hong Kong Ltd.

5.5.2.    Operating Results of Affiliates

(Unit: in millions of Won)

Company name	Closing date	Operating results of the latest fiscal year
		Total Assets	Total Liabilities	Total Equities	Sales	Net income
KB Investment	December 31, 2002	99,979	26,206	73,773	18,744	-33,883
Kookmin Credit Card	December 31, 2002	13,381,247	12,463,020	918,227	3,156,230	-260,888
KB Investment Trust Management	March 31, 2003[1]	67,194	8,101	59,093	31,439	13,964
KB Real Estate Trust	December 31, 2002	300,671	212,943	87,728	59,771	8,915
KB Credit Information	December 31, 2002	20,772	6,821	13,951	34,179	3,639
Kookmin Data System Corporation	December 31, 2002	18,290	4,671	13,619	43,290	2,008
Kookmin Futures	March 31, 2003[2]	45,407	20,645	24,762	12,734	2,333
ING Life Korea	March 31, 2002	1,135,081	1,083,209	51,872	712,355	37,241
Kookmin Bank Luxemburg	March 31, 2003	495,906	465,231	30,675	4,297	1,307
Kookmin Bank International (London)	March 31, 2003	313,932	264,458	49,474	2,786	588
Kookmin Finance Hong Kong	March 31, 2003	342,909	276,532	66,377	5,459	2,259

[1]	Tentative figures
[2]	Tentative figures

6.    Equity Securities

6.1.    Major Shareholders

The following table presents information regarding the beneficial ownership of our shares at March 31, 2003 by each person known by us to own beneficially more than 5% of our outstanding shares.

Name	Number of Shares of Common Stock	Percentage of Total Outstanding Shares of Common Stock
The Government of Korea	30,623,761	9.33%
Goldman Sachs	16,831,607	5.13%
The Bank of New York[1]	37,728,214	11.49%

Total	85,183,582	25.95%

6.2.    Market Price Information for the Previous Six Months

6.2.1.    Common Stock Traded in the Korea Stock Exchange

(Unit: in Won, thousands of shares)

		October	November	December	January	February	March
Registered Common Shares	High	46,000	45,950	47,700	44,300	42,200	37,800
	Low	37,150	39,200	42,000	39,150	36,500	29,600

Trading Volume		50,040	50,870	29,678	33,990	27,413	53,312

6.2.2.    American Depositary Shares Traded in the New York Stock Exchange

(Unit: in US$, thousands of shares)

		October	November	December	January	February	March
American Depositary Shares	High	36.85	34.01	40.09	37.87	35.38	31.59
	Low	29.40	31.30	34.90	33.08	30.50	22.90

Trading Volume		10,244	8,831	4,269	6,599	3,498	8,570

1.	As depositary bank of American Depositary Shares of Kookmin Bank

7.    Directors, Senior Management and Employees

As of March 31, 2003, our board of directors, which consists of 4 executive directors and 12 non-executive directors, has the ultimate responsibility for the management of our affairs.

7.1.    Executive Directors

Our 4 executive directors consist of the chairman, president & CEO, auditor & executive director and one executive director seconded from ING.

The names and positions of our directors with Kookmin Bank’s shares owned are set forth below.

Name	Date of Birth	Position	Common Shares Owned
Sanghoon Kim	03/13/1942	Chairman	100
Jungtae Kim	08/15/1947	President & CEO	56,581
Choulju Lee	11/22/1939	Auditor & Executive Director	682
Donald H. MacKenzie	12/20/1948	Executive Director & EVP	—

7.2.    Non-Executive Directors

Our non-executive directors are selected based on the candidates’ talents and skills in diverse areas, such as law, finance, economy, management and accounting. As of March 31, 2003, 12 non-executive directors are in office.

Our current non-executive directors with Kookmin Bank’s shares owned are as follows.

Name	Date of Birth	Position	Common Shares Owned
Moonsoul Chung	03/07/1938	Non-Executive Director	3,461
Richard Elliott Lint	01/04/1946	Non-Executive Director	—
Sunjin Kim	06/08/1942	Non-Executive Director	2,215
Dongsoo Chung	09/24/1945	Non-Executive Director	200
Seoungwoo Nam	05/13/1952	Non-Executive Director	81
Kyunghee Yoon	01/05/1947	Non-Executive Director	—
Sukyoung Cha	06/09/1953	Non-Executive Director	—
Bernard S. Black	11/13/1953	Non-Executive Director	—
Kihong Kim	01/10/1957	Non-Executive Director	—
Eunjoo Park	06/03/1957	Non-Executive Director	—
Cheolsoo Ahn	01/22/1962	Non-Executive Director	—
Kyungbae Suh	01/14/1963	Non-Executive Director	—

7.3.    Senior Management

In addition to the executive directors who are also our executive officers, we currently have the following executive officers:

Name	Date of Birth	Position	Common Shares Owned
Jongkyoo Yoon	10/13/1955	Executive Vice President	3,300
Sungchul Kim	09/10/1951	Executive Vice President	3,498
Jaein Suh	08/11/1947	Executive Vice President	3,717
Buhmsoo Choi	08/08/1956	Executive Vice President	—
Bockwoan Kim	11/17/1944	Executive Vice President	3,140
Youngil Kim	07/06/1953	Executive Vice President	3,327
Kitaek Hong	01/16/1948	Executive Vice President	3,931
Sunghyun Chung	08/10/1947	Executive Vice President	—
Kisup Shin	10/29/1955	Executive Vice President	280
Seongkyu Lee	10/25/1959	Executive Vice President	—
Seeyoung Lee	12/25/1952	Executive Vice President	2
Woojung Lee	07/11/1949	Executive Vice President	—

7.4.    Employees

The following table shows the breakdown of our employees as of March 31, 2003.

(Unit: in millions of Won)

	Number of Employees			Average Tenure of the full-time employees	Total Payment for the 3 Months Period	Average Monthly Payment per Person
	Full-time	Contractual	Total
Male	13,298	1,227	14,525	15.78 years	187,313	4.3
Female	5,015	7,497	12,512	12.41 years	101,209	2.7

Total	18,313	8,724	27,037	14.86 years	288,522	3.6

7.5.    Labor Union

Under Korea Financial Industry Union, we currently have two union chapters following the merger. There are 8,392 members in Former Kookmin Bank chapter and 6,978 members in H&CB chapter.

8.    Related Party Transaction

A number of banking transactions are entered into with related parties in the normal course of business. Generally, these transactions include loans, deposits, debt securities and other ordinary course activities relating to our banking business. These transactions are carried out on commercial terms and conditions and at market rates.

8.1.    Transactions with the Largest Shareholders and Etc.

8.1.1.    Loans to Affiliates

(Unit: in millions of Won)

Name	Relation with the Bank	Beginning Balance (January 1, 2003)	Increase	Decrease	Ending Balance (March 31, 2003)
Kookmin Credit Card	Affiliate	20,783	7,194	—	27,977

8.1.2.    Investments in Affiliates

(Unit: in millions of Won)

Name	Relation with the Bank	Account	Par Value	Beginning Balance (January 1, 2003)	Increase	Decrease	Ending Balance (March 31, 2003)
Kookmin Credit Card	Affiliate	Equity Securities of Affiliate	271,825	271,825	—	—	271,825
KB Real Estate Trust	Affiliate	Equity Securities of Affiliate	79,999	79,999	—	—	79,999
KB Investment	Affiliate	Equity Securities of Affiliate	31,999	44,708	—	—	44,708
KB Investment Trust Management	Affiliate	Equity Securities of Affiliate	30,670	30,670	—	—	30,670
Kookmin Futures	Affiliate	Equity Securities of Affiliate	19,999	19,999	—	—	19,999
Kookmin Data System	Affiliate	Equity Securities of Affiliate	7,998	7,998	—	—	7,998
KB Credit Information	Affiliate	Equity Securities of Affiliate	2,520	3,918	—	—	3,918
ING Life Korea	Affiliate	Equity Securities of Affiliate	14,000	14,000	—	—	14,000

Total			459,010	473,117	—	—	473,117

8.1.3.    Real Estate Transactions with Affiliates

(Unit: in millions of Won)

Name	Relation with the Bank	Type	Account	Increase (Pyung)	Decrease (Pyung)	Lease Deposits	Rent Fee
Kookmin Credit Card	Affiliate	Building	Rental Income	—	—	3,577	7.99
KB Credit Information	Affiliate	Building	Rental Income	—	—	2,837	8.11
KB Real Estate Trust	Affiliate	Building	Rental Income	—	—	1,782	—
Kookmin Data System	Affiliate	Building	Rental Income	—	—	880	—
Kookmin Futures	Affiliate	Building	Rental Income	—	—	620	—

Total				—	—	9,696	16.1

8.2.    Transactions with Shareholders (Other than the Largest Shareholders and Etc.), Directors and Employees.

8.2.1.    Loans and Guarantees

(Unit: in millions of Won)

Name	Relation with the Bank	Account	Beginning Balance (January 1, 2003)	Increase	Decrease	Ending Balance (March 31, 2003)
Kihong Kim	Non executive director	Housing Loan	18	—	—	18
Pulmuone Water Co.	Related party of Non executive director, Seungwoo Nam	Corporate Loan	2,000	—	—	2,000
		Corporate Overdraft	1,011	220	—	1,231
Pulmuone Co.	Related party of Non executive director, Seungwoo Nam	Guaranty of payment on sight in foreign currency	4,183JPY	—	4,183JPY	—

Total			3,029	220	4,183JPY	3,249

			4,183JPY

8.2.2.    Real Estate Transaction

(Unit: in millions of Won)

Name	Relation with Kookmin Bank	Type	Account	Increase (Pyung)	Decrease (Pyung)	Lease Deposits	Rent Fee
LG Card	Related party of Non executive director, Kyunghee Yoon	Building	Rental Income	—	—	1,699	0.2
Haitai Confectionary & Foods	Shareholders’ Representatives (Related party of Non executive director, Sukyoung Cha)	Building	Rental Deposit	—	—	150	—
Haitai Confectionary & Foods	Related party of Non executive director, Sukyoung Cha	Building	Rental Deposit	—	—	150
National Pension Corporation	Shareholder	Building	Rental Income	—	—	550	—

Total				—	—	2,549	0.2

9.    Exhibits

9.1.    List of Financial Statements

Kookmin Bank

Interim Review Report 2003

As of and for the three-month period ended March 31, 2003

Independent Accountants’ Review Report

To the Board of Directors and Shareholders of Kookmin Bank

We have reviewed the accompanying non-consolidated balance sheet of Kookmin Bank (“the Bank”) as of March 31, 2003, the related non-consolidated income statements for three-month periods ended March 31, 2003 and 2002, and the related non-consolidated statement of cash flows for the three-month period ended March 31, 2003, expressed in Korean Won. These non-consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with quarterly review standards established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the Bank’s personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying non-consolidated financial statements are not presented fairly, in all material respects, in accordance with financial accounting standards generally accepted in the Republic of Korea.

We have audited the accompanying non-consolidated balance sheet of the Bank as of December 31, 2002, and the related non-consolidated statements of income, appropriations of retained earnings, and cash flows for the year then ended (not accompanied in this review report), expressed in Korean Won. We conducted our audit in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on our audit report issued on February 7, 2003. The balance sheet as of December 31, 2002 provided herein for the comparative purposes dose not differ, in all material respects, from the balance sheet in the audit report.

Without qualifying our review opinion, we draw attention to the following matters.

Continued;

Samil Accounting Corporation is the Korean member firm of the worldwide PricewaterhouseCoopers organization.

As discussed in Note 32 to the accompanying non-consolidated financial statements, the Bank completed the legal consolidation with H&CB as of October 31, 2001. Despite the legal form of consolidation, the business combination was accounted for as an acquisition with the Bank as acquirer of H&CB’s total assets of (Won)67,742,958 million and liabilities of (Won)64,381,185 million. The Bank’s registration statement with the Securities and Exchange Commission of the United States of America was declared effective on September 10, 2001, and the new shares of the Bank are listed on the New York Stock Exchange as American Depositary Shares (“ADS”) since November 1, 2001.

The Korean Accounting Standards Board (“KASB”) has published a series of Statements of Korean Financial Accounting Standards (“SKFAS”) which has replaced the existing financial accounting standards established by the Korean Financial and Supervisory Board. SKFAS No. 2 through No. 9 become effective for the Bank as of January 1, 2003, and the Bank has adopted these SKFASs from January 1, 2003. The balance sheet as of December 31, 2002 and income statement for the three-month period ended March 31, 2002, presented herein for the comparative purposes, were prepared in accordance with Korean Financial Accounting Standards applicable to the Bank for the year ended December 31, 2002, which applied prior period and were not prepared in accordance with Statements of Korean Financial Accounting Standards No 2 or No 9, which became effective for the Bank from January 1, 2003. And the interim statement of cash flows for the three-month period ended March 31, 2002 are also not presented in accordance with Statement of Korean Financial Accounting Standards No 2.

As discussed in Note 2 to the accompanying non-consolidated financial statements, during the current period, the rates for determining allowances for consumer loans and credit cards loans were changed from 2002, in preparation for the increasing risk of loan losses due to the increase of consumer loans and credit cards, as follows.

		Allowance Rates after Changes
Credit Risk Classification	Allowance Rates before Changes	Consumer	Credit Cards
Normal	0.50%	0.75%	1.00%
Precautionary	2.00%	8.00%	12.00%
Sub-standard	20.00%	20.00%	20.00%
Doubtful	50.00%	55.00%	60.00%
Estimated loss	100.00%	100.00%	100.00%

As a result of the changed allowance rates, the Bank’s allowances for loan losses as of March 31, 2003 were increased by (Won)299,971 million for consumer loans and (Won)118,353 million for credit cards.

As discussed in Note 17 to the accompanying non-consolidated financial statements, the Bank sold 65.43% of its 85.43% investment in Kookmin Leasing Co., Ltd. and (Won)172,024 million of loans to Sun Capital Inc. for (Won)145,000 million on August 30, 2002. The Bank also sold an additional 5.03% of its investment in Kookmin Leasing Co., Ltd. to Sun Capital Inc. for (Won)900 million on October 28, 2002.

Continued;

As discussed in Note 17 to the accompanying non-consolidated financial statements, the Bank sold its 87.00% ownership of Kookmin Investment Trust Management Co., Ltd. and 88.66% ownership of Alpha Capital Corp. (Jooeun Leasing Co., Ltd. Until prior period) Co., Ltd. to Morgan Stanley Private Equity, the M&A private funds led by Morgan Stanley Global Emerging Markets Inc. and affiliated funds and Sun Capital Inc. on May 29, 2002 and December 27, 2002, respectively.

As discussed in Note 4 to the accompanying non-consolidated financial statements, Kookmin Venture Capital Co., Ltd., Frontier Investment Co., Ltd., and Kookmin Investment Co., Ltd. were subsidiaries of the Bank. Kookmin Venture Capital Co., Ltd. merged with Frontier Investment Co., Ltd. and Kookmin Investment Co., Ltd. on December 31, 2001 and June 27, 2002, respectively, to avoid duplicate investments.

As discussed in Note 17 to the accompanying non-consolidated financial statements, the operations of the Bank may be directly or indirectly affected by the general unstable economic conditions in the Republic of Korea and the impact of the implementation of structural reforms. SK Global, one of major borrowers of the Bank, is under investigations and due diligence reviews concerning on accounting fraud, and related loans (including acceptances and guarantees of (Won)200,938 million) and securities of SK Global (including foreign branches) are (Won)380,575 million and (Won)52,608 million, respectively, as of March 31, 2003. The Bank provides related allowance of bad debt expenses of (Won)34,131 million and related impairment losses on available-for-sales securities of (Won)9,995 million. In case additional accounting fraud is discovered which materially affects the financial conditions of SK Global, actual loss from non-collectible accounts and impairment of securities amounts may differ from management’s current assessment. No adjustments have been made in the accompanying financial statements related to such uncertainties.

The accompanying non-consolidated financial statements are not intended to present the financial position or results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. The procedures and practices used to review such financial statements may differ from those generally accepted and applied in other countries and jurisdictions. Accordingly, this report and the accompanying financial statements are not intended for use by those who are not informed about Korean accounting principles or reviewing standards and their application in practice.

Seoul, Korea

April 18, 2003

KOOKMIN BANK

NON-CONSOLIDATED BALANCE SHEETS

March 31, 2003 and December 31, 2002

(Unaudited—See Independent Accountants’ Review Report)

	In Millions of Korean Won
	March 31, 2003		December 31, 2002
ASSETS :
Cash and due from banks (Note 3)	(Won)	7,099,571	(Won)	4,599,356
Securities (Note 4)		33,436,387		30,940,750
Loans (Notes 5 and 6)		129,497,382		126,730,561
Fixed assets (Note 7)		3,041,732		3,092,616
Other assets (Note 8)		5,780,401		6,135,558

Total Assets	(Won)	178,855,473	(Won)	171,498,841

LIABILITIES AND SHAREHOLDERS’ EQUITY :
Deposits (Note 9)	(Won)	124,420,561	(Won)	123,109,653
Borrowings (Note 10)		13,743,977		10,690,754
Debentures (Note 11)		19,069,805		17,539,007
Other liabilities (Note 14)		11,527,779		10,110,031

Total Liabilities		168,762,122		161,449,445

Commitments and Contingencies (Notes 15 and 17)
Common stock, par value: (Won)5,000, authorized: 1,000 million shares, issued and outstanding: 328,258,685 shares (Notes 1 and 18)		1,641,293		1,641,293
Capital surplus (Note 19)		5,864,680		5,864,752
Retained earnings (Note 20)		2,489,243		2,417,102
Capital adjustments (Note 21)		98,135		126,249

Total Shareholders’ Equity		10,093,351		10,049,396

Total Liabilities and Shareholders’ Equity	(Won)	178,855,473	(Won)	171,498,841

The accompanying notes are an integral part of this non-consolidated financial statement.

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF INCOME

For the three-month periods ended March 31, 2003 and 2002

(Unaudited—See Independent Accountants’ Review Report)

	In Millions of Korean Won
	2003		2002
Interest income:
Interest on due from banks	(Won)	3,779	(Won)	13,718
Interest on trading securities		24,522		26,821
Interest on available for sales securities		167,677		153,273
Interest on held to maturity securities		188,259		228,862
Interest on loans		2,377,701		2,231,663
Other interest income		22,766		21,299

		2,784,704		2,675,636

Interest expenses:
Interest on deposits		1,103,487		1,192,936
Interest on borrowings		108,530		112,047
Interest on debentures		283,251		177,092
Other interest expenses		12,706		14,738

		1,507,974		1,496,813

Net interest income		1,276,730		1,178,823
Provision for loan losses (Note 6)		659,066		191,143

Net interest income after provision for loan losses		617,664		987,680

Non-interest income:
Fees & commission income		336,866		314,563
Dividends on trading securities		1,587		230
Dividends on available for sales securities		2,666		740
Gain on foreign currency transactions		130,716		36,196
Gain on derivatives (Note 16)		637,812		250,703
Others (Note 22)		427,813		302,469

		1,537,460		904,901

The accompanying notes are an integral part of this non-consolidated financial statement.

Continued;

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF INCOME

For the three-month periods ended March 31, 2003 and 2002

(Unaudited—See Independent Accountants’ Review Report)

	In Millions of Korean Won
	2003		2002
Non-interest expenses :
Fees & commission expenses	(Won)	49,235	(Won)	83,086
General and administrative expenses (Note 23)		582,116		556,323
Loss on foreign currency transactions		82,803		31,935
Loss on derivatives (Note 16)		616,975		223,670
Others (Note 22)		459,443		228,421

		1,790,572		1,123,435

Operating income		364,552		769,146
Non-operating income (expenses), net (Note 24)		(217,437)		186,293

Net income before income tax expenses		147,115		955,439

Income tax expenses (Note 25)		73,182		283,250

Net income	(Won)	73,933	(Won)	672,189

Basic earnings per share (In Korean Won) (Note 26)	(Won)	227	(Won)	2,116

The accompanying notes are an integral part of this non-consolidated financial statement.

KOOKMIN BANK

NON-CONSOLIDATED STATEMENT OF CASH FLOWS

for the three-month period ended March 31, 2003

(Unaudited—See Independent Accountants’ Review Report)

	In Millions of Korean Won
	2003
CASH FLOWS FROM OPERATING ACTIVITIES :
Net income	(Won)	73,933
Adjustments to reconcile net income to net cash provided by operating activities:
Realized gain on trading securities, net		(14,095)
Unrealized gain on trading securities, net		(30,608)
Gain on foreign currency transactions, net		(47,913)
Provision for loan losses		659,066
Reversal of allowances and guarantees		(204)
Gain on derivative instruments, net		(20,837)
Unrealized loss on derivative instruments, net		26,111
Fair value hedges loss on derivative instruments		1,405
Retirement benefits		23,950
Depreciation and amortization		101,470
Loss on disposition of fixed assets, net		1,365
Realized gain on investment securities, net		(45,163)
Impairment reversal on investment securities, net		(8,960)
Realized gain on sale of held to maturity securities		(793)
Unrealized loss on investment securities, net		257,652
Loss on sale of loans, net		1,213
Others, net		(6,319)
Changes in assets and liabilities resulting from operations
Accrued income		85,885
Prepaid expenses		(32,372)
Deferred tax assets		(171,788)
Other assets		3,419
Accrued expenses		19,969
Unearned income		(933)
Withholding taxes		2,978
Other liabilities		343,305
Decrease in retirement benefits		(3,271)

Net cash provided by operating activities		1,218,465

The accompanying notes are an integral part of this non-consolidated financial statement.

Continued;

KOOKMIN BANK

NON-CONSOLIDATED STATEMENT OF CASH FLOWS

for the three-month period ended March 31, 2003

(Unaudited—See Independent Accountants’ Review Report)

In Millions of Korean Won
2003
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds in due from banks	(Won)	(1,674,432)
Repayment in trading securities	303,703
Proceeds in available-for-sales securities	(3,985,260)
Repayment in held to maturity securities	1,029,563
Proceeds in loans, net	(3,407,290)
Proceeds from disposition of fixed assets	6,984
Acquisition of fixed assets	(58,600)
Proceeds in intangible assets	(270)
Repayment in property and equipment	30
Proceeds in guarantee deposits	(7,057)
Disposal of Other accounts receivables	50,109
Proceeds in advanced payment	(14,399)
Repayment in derivatives net assets	84,602
Repayment in domestic exchange receivables	436,152
Repayment in borrowing from trust accounts	6,878

Net cash used in investing activities	(7,229,287)

The accompanying notes are an integral part of this non-consolidated financial statement.

Continued;

KOOKMIN BANK

NON-CONSOLIDATED STATEMENT OF CASH FLOWS

for the three-month period ended March 31, 2003

(Unaudited—See Independent Accountants’ Review Report)

	In Millions of Korean Won
	2003
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds in deposits, net	(Won)	1,310,908
Proceeds in borrowings, net		3,053,220
Proceeds in debentures, net		1,530,799
Proceeds in borrowings from Trust Accounts		541,626
Payment of dividend payable		(324,842)
Payment of other account payable		(166,021)
Proceeds in advances		686,045
Payment of lease guarantee deposits		(9,390)
Repayment in agent revenues		(194,235)
Repayment in domestic exchange payables		(431,057)
Proceeds in agencies		837,206
Stock options exercised		15

Net cash provided by financing activities		6,834,274

Net increase in cash and cash equivalents		823,452
Cash and cash equivalents, January 1, 2003 (Note 33)		3,100,581

Cash and cash equivalents, March 31, 2003 (Note 33)	(Won)	3,924,033

The accompanying notes are an integral part of this non-consolidated financial statement.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

(Unaudited—See Independent Accountants’ Review Report)

1.    The Bank:

Kookmin Bank (“the Bank”) was established in 1963 under the Citizens National Bank Act to provide and administer funds for financing the general public and small businesses. Pursuant to the repeal of the Citizens National Bank Act effective January 5, 1995, the Bank has conducted its operations in accordance with the provisions of the General Banking Act.

The Bank merged with Korea Long Term Credit Bank (“KLB”) on December 31, 1998 and with Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltds. on August 22, 1999. Also, under the decision of the Financial Supervisory Commission in accordance with the Act concerning the Structural Improvement of the Financial Industry, the Bank purchased certain assets, including the loans classified as normal or precautionary, and assumed most of the liabilities of Daedong Bank as of June 29, 1998. The Bank completed the legal consolidation with H&CB as of October 31, 2001 (See Note 32).

The Bank had its shares listed on the Korea Stock Exchange since September 1994. As a result of the business combination with H&CB, the former shareholders of the Bank and H&CB received new common shares of the Bank on the basis of a pre-determined ratio. The new common shares of the Bank were relisted on the Korea Stock Exchange on November 9, 2001. The Bank’s paid-in capital amounts to (Won)1,641,293 million as of March 31, 2003. Also, as of March 31, 2003, 37,728,214 shares of the Bank are listed on the New York Stock Exchange as American Depositary Shares (“ADS”).

The Bank is engaged in the banking and trust business according to the provisions of the General Banking Act and the Trust Business Act and operates through 1,245 domestic branches and offices (including ATMs) and 3 overseas branches as of March 31, 2003.

2.    Summary of Significant Accounting Policies:

The significant accounting policies followed by the Bank in the preparation of its non-consolidated financial statements in accordance with Financial Accounting Standards are summarized below.

Application of the Statements of Korean Financial Accounting Standards -

The Korean Accounting Standards Board (“KASB”) has published a series of Statements of Korean Financial Accounting Standards (“SKFAS”) which has replaced the existing financial accounting standards established by the Korean Financial and Supervisory Board. SKFAS No. 2 through No. 9 become effective for the Bank as of January 1, 2003, and the Bank has adopted these SKFASs from January 1, 2003. The balance sheet as of December 31, 2002 and income statement for the three-month period ended March 31, 2002, presented herein for the comparative purposes, were prepared in accordance with Korean Financial Accounting Standards applicable to the Bank for the year ended December 31, 2002, which applied prior period and were not prepared in accordance with Statements of Korean Financial Accounting Standards No 2 or No 9, which became effective for the Bank from January 1, 2003. And the interim statement of cash flows for the three-month period ended March 31, 2002 are also not presented in accordance with Statement of Korean Financial Accounting Standards No 2.

Recognition of Interest Income -

The Bank recognizes interest income on loans and debt securities on an accrual basis. However, interest income on delinquent and dishonored loans and debt securities, other than those subject to security deposits and guaranteed by financial institutions, is recognized on a cash basis. Accordingly, interest not accrued related to such loans and securities amounted to (Won)501,780 million and (Won)206,603 million respectively, as of March 31, 2003.

Translation of Foreign Currency -

Assets and liabilities denominated in foreign currencies are translated into Korean Won at exchange rates announced by Seoul Money Brokerage Services, Ltd. (USD1:(Won)1,259.9) at the March 31, 2003. The resulting exchange gains or losses are reflected in other operating income or expenses.

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

(Unaudited—See Independent Accountants’ Review Report)

2.    Summary of Significant Accounting Policies, Continued;

Allowances for Loan Losses -

The Bank applies its internal credit rating system, the Forward Looking Criteria (“FLC”), to corporate loans in order to classify the borrowers and to determine allowances for loan losses. Effective as of January 1, 2002, the classification of corporate borrowers changed from 10 credit risk categories (AAA, AA, A, BBB, BB, B, CCC, CC, C, D) to 12 credit risk categories (AAA, AA, A, BBB, BB, BB-, B, B-, CCC, CC, C, D). Credit risk classification under the FLC is based on a scaled valuation of financial and non-financial risks with additional consideration of the loan type, collateral and/or guarantees.

Allowances are determined by applying at minimum the following rates to the outstanding balances of each credit risk classification.

Credit Risk Classification	Credit Ratings before Changes	Credit Ratings after Changes	Allowance Rates
Normal	AAA ~ B	AAA ~ B	0.5%
Precautionary	CCC	B-, CCC	2%
Sub-standard	CC	CC	20%
Doubtful	C	C	50%
Estimated loss	D	D	100%

However, the Bank does not apply the FLC to small-sized corporate loans, consumer loans, and credit cards. Alternatively, the bank classifies such loans by considering the current financial status including delinquent number of days, bankruptcies and collateral value. During the current period, the rates used for determining the allowances for small-sized corporate loans, consumer loans, and credit cards were changed as follows:

		Allowance Rates after Changes
Credit Risk Classification	Allowance Rates before Changes	Small-sized Corporate	Consumer	Credit Cards
Normal	0.50%	0.50%	0.75%	1.00%
Precautionary	2.00%	2.00%	8.00%	12.00%
Sub-standard	20.00%	20.00%	20.00%	20.00%
Doubtful	50.00%	50.00%	55.00%	60.00%
Estimated loss	100.00%	100.00%	100.00%	100.00%

As a result of the changed allowance rates, the Bank’s allowances for loan losses as of March 31, 2003 were increased by

(Won)299,971 million for consumer loans and (Won)118,353 million for credit cards.

Present Value Discounts -

Troubled debt restructuring loans, which are modified as to outstanding principal, interest rate, and/or maturity under programs such as workout, court receivership, court mediation, or debt restructuring agreements of parties concerned, are carried at present value if the difference between the book value and the present value of the restructured loan is significant. When estimating the present value of the loans, the Bank applies the interest rate as of the inception of the loans, except for the interest rate of variable rate loans and extended maturity loans, which are adjusted to reflect the interest rate as of the restructuring date. The present value discounts are recorded by reclassifying allowances for loan losses and if additional allowances need to be provided for, the additional allowances are provided and recognized as provision for loan losses of the current period. These present value discounts are amortized using the effective interest method and are recognized as interest income. Allowances for loan losses on the restructured loans are provided for based on the loan balances net of present value discounts.

The Bank recorded (Won)18,824 million of present value discounts as of March 31, 2003 on long-term deposits placed with Hansol Mutual Savings & Finance Co., Ltd. (previously, Bukook Mutual Savings & Finance Co., Ltd.), a subsidiary of the Bank sold in December 1999 (See Note 3). The receivables from the disposal of foreclosed assets that are redeemed in long-term installments are recorded in the balance sheet net of the related present value discounts.

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

(Unaudited—See Independent Accountants’ Review Report)

2.    Summary of Significant Accounting Policies, Continued;

Securities -

Marketable securities held for short-term capital gain purposes, which exclude stocks issued by associates and debt securities held to maturity, are classified as trading securities. Securities that are not classified as trading securities are classified as investment securities. Securities are recorded at cost, including incidental expenses, with cost being determined using the moving average or specific identification method. The subsequent valuation methods used for the securities are summarized as follows:

	Valuation Method	Recognition of Unrealized Gains and Losses
Trading securities	Fair value	Net income
Investment securities
Available-for-sale securities and marketable equity securities	Fair value	Capital adjustments
Held-to-maturity securities and non-marketable equity securities	Cost	N/A
Investment in associates	Equity	Net income, retained earnings, or capital adjustments per source of the gain or loss

If the fair value of the investment securities are significantly below the book value and the decrease in value is anticipated to be permanent, the Bank adjusts the investment securities to their fair value and recognizes impairment losses in non-operating expenses of the current period.

The financial statement presentation of securities has been changed in accordance with Statements of Korean Financial Accounting Standards (“SKFAS”) No. 2 in effect for the fiscal periods beginning after December 31, 2002.

Fixed Assets and Related Depreciation -

Tangible assets are recorded at cost, except for upward revaluation of certain assets in accordance with Korean Asset Revaluation Law. Depreciation is calculated based on the estimated average useful lives of the assets and is presented as accumulated depreciation, which is a contra account of tangible assets in the financial statements.

The estimated useful lives and depreciation methods of the tangible assets are as follows:

Tangible assets	Depreciation Method	Estimated Useful Life
Buildings and structures	Straight-line method	40 years
Leasehold improvements	Declining balance method	4 years
Equipment and vehicles	Declining balance method	4 years

Expenditures that enhance the value or extend the useful life of the assets involved are capitalized as additions to tangible assets. Routine maintenance and repairs are recognized as expenses as incurred.

The Bank adjusts the book value of asset to its net realizable value and recognizes the differences as impairment loss when the future economic benefits of a fixed asset is significantly below the book value due to obsolescence or significant decline in market value. The subsequent recovery of the net realizable value is recognized, to the extent of the pre-impairment book value, as reversal of fixed asset impairment losses.

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

(Unaudited—See Independent Accountants’ Review Report)

2.    Summary of Significant Accounting Policies, Continued;

Fixed Assets and Related Depreciation, Continued

Foreclosed assets acquired through, or in lieu of, loan redemption are stated at cost and are not depreciated. Valuation allowance is recorded where the latest bidding price at a public auction is below the book value, and is presented as a contra account of foreclosed assets in the financial statements.

Intangible assets are amortized based on the following estimated average useful lives using the straight-line method and are presented in the financial statements net of accumulated amortization.

Intangible Asset	Amortization Method	Estimated Useful Life
Goodwill	Straight-line method	9 years
Trademarks	Straight-line method	1-10 years
Others	Straight-line method	7-30 years

The Bank recorded goodwill as a result of the merger with H&CB for the cost of the merger exceeding the fair value of the net assets acquired.

The Bank adjusts the book value on intangible asset to net realizable value and recognizes the differences as impairment loss when the future economic benefits of an intangible asset is significantly below the book value due to obsolescence or significant decline in market value. The subsequent recovery of its net realizable value is recognized, to the extent of the pre-impairment book value, as reversal of intangible asset impairment losses.

Stock Issuance Costs and Debenture Issuance Costs -

Stock issuance costs are deducted from paid-in capital in excess of par value. Debenture issuance costs are recorded as discounts on debentures and amortized over the maturity of the debentures using the effective interest method.

Accrued Retirement Benefits -

Employees and directors with more than one year of service as of March 31, 2003 are entitled to receive a lump-sum payment upon termination of their employment with the Bank, based on their length of service and rate of pay at the time of termination. Additionally, the Bank records the contributions to pension funds, which grant the payment rights to its employees, and contributions to the national pension fund as contra accounts of accrued retirement benefits.

Guarantees and Acceptances -

By applying the credit risk classification used for loans to the guarantees and acceptances, the Bank records an allowance for losses on outstanding guarantees and acceptances according to their classification as sub-standard, doubtful, or estimated loss (allowance rates are at minimum 20%, 50% and 100%, respectively).

Deferred Income Taxes -

The Bank records the future tax effects of temporary differences between the financial and tax bases of assets and liabilities as deferred tax assets or liabilities. The tax effects of temporary differences arising from the cumulative effects of accounting changes are adjusted in retained earnings.

Bonds under Repurchase/Resale Agreements -

Securities bought under resale agreements are recorded in loans as bonds purchased under resale agreements. Securities sold under repurchase agreements are recorded in borrowings as bonds sold under repurchase agreements.

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

(Unaudited—See Independent Accountants’ Review Report)

2.    Summary of Significant Accounting Policies, Continued;

Derivatives Instruments -

Derivative financial instruments for trading or hedging purpose are recorded at fair value and resulting unrealized gains or losses are recognized in current operations, except for the effective portion of derivative transactions entered into for the purpose of cash-flow hedges, which is recorded as an adjustment to shareholders’ equity.

Fair value hedge accounting is applied to a derivative instrument with the purpose of hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment that is attributable to a particular risk. The gain or loss, both on the hedging derivative instrument and on the hedged item attributable to the hedged risk, is reflected in current operations.

Cash flow hedge accounting is applied to a derivative instrument with the purpose of hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of the gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recognized in current operations. The effective portion of the gain or loss recorded as a capital adjustment is reclassified to current operations in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss recognized as a capital adjustment is added to or deducted from the asset or the liability.

Stock Options -

The Bank applies the intrinsic value method, as it expects the settlement of stock options in cash. Accordingly, the Bank recognizes the compensation cost, which is the differences between the exercise price and the stock price as of the balance sheet date, by allocating the amount over the contracted service period. As a result, previous amounts that had been recorded in capital adjustments (stock options) were reclassified into accrued expenses (See Note 13).

National Housing Fund -

The Bank, as designated by the Korean Government under the Housing Construction Promotion Law, manages the sources and uses of funds of the National Housing Fund (the “NHF”) and records the related NHF account in other liabilities. In addition, the Bank pays interest, which is computed by multiplying the average balance of the NHF account by the passbook deposit interest rate, to the NHF.

Gains and Losses on Trust Management -

The Bank’s trust accounts (“the Trust Accounts”) recognize as an expense the trust commissions paid to the banking accounts, which is equivalent to the total trust revenue less total trust expenses and trustee benefits (including the guaranteed principal and minimum rate of return). The Bank recognizes these trust commissions as a gain on trust management in other operating income. The trust fees on money trusts consist of base fees of 0.5% ~ 2.0% (depending on trust fund types) and special fees applied to the invested capital.

Under the Trust Business Act, reserves for future losses are set up in the trust accounts for losses related to those trust funds with a guarantee of the principal or of a certain minimum rate of return. The reserves are used to provide for the losses on such trust funds and, if the losses are incurred in excess of the reserves for future losses, the excess losses are compensated by the Bank. Accordingly, the banking accounts recognize the compensation paid as a loss on trust management in other operating expenses and the trust accounts recognize the corresponding compensation as compensation from banking accounts. There were no compensations paid for the three-month period ended March 31, 2003.

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

(Unaudited—See Independent Accountants’ Review Report)

2.    Summary of Significant Accounting Policies, Continued;

Translation of the Foreign Currency Financial Statements of Foreign Entities -

Accounting records of the overseas branches are maintained in a foreign currency prevailing in their respective countries. For the purpose of presentation in the accompanying financial statements, the financial statements of the branches have been translated into Korean Won, using exchange rates published by Seoul Money Brokerage Services, Ltd. as of March 31, 2003.

Statement of Cash Flows -

In the preparation of the statement of cash flows, the Bank has presented net amounts of cash inflows and cash outflows for loans and deposits.

3.    Cash and Due from Banks:

Cash and due from banks as of three-month period ended March 31, 2003 are summarized as follows (in millions of Won):

		Amount
Cash on hand
Cash in Won		(Won)	3,233,808
Cash in foreign currencies			209,608

		(Won)	3,443,416
Due from banks in Won
The Bank of Korea	Reserve deposits of Bank of Korea	(Won)	3,015,098

Banks	Time deposits		1,192
	Reserve deposits of other banks		185

			1,377

Other financial institutions	Deposits at Mutual Savings & Finance Co., Ltd.		140,000

Others	Futures margin accounts		920
	Market participation margin		454
	Others		16,080

			17,454

			3,173,929
	Present value discounts1*		(18,824)

		(Won)	3,155,105

Due from banks in foreign currencies
The Bank of Korea	Demand deposits	(Won)	35,375

Domestic banks	Demand deposits		79,585
Foreign banks	Time deposits		10,447
Off-shore	Demand deposits		368,082

		(Won)	458,114

Others	Other deposits		7,561

		(Won)	501,050

1*	Present value discounts are recorded in relation to the (Won)140,000 million of time deposits (1% interest, five year maturity at the point of deposit, uncallable for five years) placed with Hansol Mutual Savings & Finance Co., Ltd. (previously, Bukook Mutual Savings & Finance Co., Ltd.).

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

(Unaudited—See Independent Accountants’ Review Report)

3.    Cash and Due from Banks, Continued;

The maturities of the due from as of March 31, 2003 are as follows (in millions of Won):

	Due from Banks in Won		Due from Banks in Foreign Currencies		Total
Due in 3 months or less	(Won)	3,032,737	(Won)	438,405	(Won)	3,471,142
Due after 3 months through 6 months		—		62,645		62,645
Due after 6 months through 1 year		—		—		—
Due after 1 year through 2 years		50,000		—		50,000
Due after 2 years through 3 years		90,000		—		90,000
Due after 5 years		1,192		—		1,192

	(Won)	3,173,929	(Won)	501,050	(Won)	3,674,979

4.    Securities:

Trading securities as of March 31, 2003 are as follows (in millions of Won):

	Amortized Cost		Fair value
Trading
Listed equity securities	(Won)	60,732	(Won)	57,095
Beneficiary certificates		3,144,134		3,175,394
Government and municipal bonds		705,764		709,974
Corporate bonds		1,336,460		1,335,119
Asset backed securities		140,274		140,390

	(Won)	5,387,364	(Won)	5,417,972

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

(Unaudited—See Independent Accountants’ Review Report)

4.    Securities, Continued;

Available-for-sale securities and held-to-maturity securities as of March 31, 2003 are as follows (in millions of Won):

	Amortized Cost		Unrealized gain		Unrealized loss		Fair value
Available-for-sale
Marketable equity securities	(Won)	640,716	(Won)	18,822	(Won)	(49,668)	(Won)	609,870
Non-marketable equity securities		35,456		—		(1,183)		34,273
Beneficiary certificates		4,924,623		55,324		(28,184)		4,951,763
Government and municipal bonds		2,233,441		38,716		(414)		2,271,743
Foreign government debt securities		12,070		3,040		—		15,110
Corporate bonds		8,667,385		111,562		(14,435)		8,764,512
Asset backed securities		549,389		11,331		(5)		560,715
Other debt securities		24		—		—		24

		17,063,104		238,795		(93,889)		17,208,010

Held-to-maturity securities
Government and municipal bonds		2,393,470		—		—		2,523,830
Foreign government debt securities		19,744		—		—		19,947
Corporate bonds		6,938,884		—		—		7,080,535
Asset backed securities		385,678		—		—		398,828
Other debt securities		218,534		—		—		218,534

		9,956,310		—		—		10,241,674

	(Won)	27,019,414	(Won)	238,795	(Won)	(93,889)	(Won)	27,449,684

The government and municipal bonds included in available-for-sale and held-to maturity securities are under lending agreements with four companies, including Halla Construction, amounting to (Won)47,672 million and (Won)114,145 million, respectively.

Marketable equity securities and beneficiary certificates included in trading and available-for-sale securities are recorded at the closing market price and quoted standard price, respectively, as of the balance sheet date. Debt securities denominated in Korean Won are recorded at fair value using the market yield of bonds provided by the Korea Securities Dealers Association. Debt securities denominated in foreign currencies are recorded at fair value using the market yield of bonds provided by bond dealers. Held-to-maturity securities and investment securities in non-marketable securities are recorded at cost.

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

(Unaudited—See Independent Accountants’ Review Report)

4.    Securities, Continued;

As of March 31, 2003, investments in associates are as follows (in millions of Won):

						Unrealized Gains (Losses)
Issuer	Owner-Ship (%)	Acquisition Cost		Beginning Balance8*		NI.9*		R/E.9*		C/A.9*		Balance Sheet Amount 10*
Domestic associates
Kookmin Credit Card Co., Ltd	74.27	(Won)	272,274	(Won)	681,960	(Won)	(266,096)	(Won)	—	(Won)	(3,362)	(Won)	412,502
Kookmin venture Capital Co., Ltd.1*	99.89		137,378		67,289		2,958		(2,334)		10,167		78,080
Kookmin Data System Co., Ltd	99.98		7,998		14,416		(857)		—		—		13,559
Kookmin Futures Co., Ltd.	99.98		19,996		25,092		665		—		—		25,757
KLB Securities Co., Ltd.2*	36.41		10,316		—		—		—		—		—
KB Investment Trust Mgt. Co., Ltd.3*	80.00		39,015		45,868		1,406		—		—		47,274
Jooeun Industrial Co., Ltd. 4*	99.99		23,994		—		—		—		—		—
KB Real Estate Trust Co., Ltd 5*	99.99		76,103		87,727		(752)		(336)		336		86,975
KB Credit Information Co., Ltd6*	62.57		7,936		8,991		20		—		—		9,011
ING Life Korea Co., Ltd.7*	20.00		21,769		21,613		3,621		—		—		25,234
Korea Mortgage Co., Ltd	26.67		30,629		33,566		907		—		(205)		34,268

			647,408		986,522		(258,128)		(2,670)		6,936		732,660

Overseas associates
Kookmin Bank Int’l Ltd. (London)	100.00		38,500		48,887		588		—		—		49,475
Kookmin Bank Luxembourg S.A	100.00		22,004		5,487		442		—		—		5,929
Kookmin Singapore Ltd2*	100.00		12,123		2,176		31		—		—		2,207
Kookmin Finance Asia Ltd. (HK)	100.00		8,403		291		1		—		—		292
Kookmin Finance HK Ltd.	100.00		24,008		64,118		(586)		—		—		63,532

			105,038		120,959		476		—		—		121,435

		(Won)	752,446	(Won)	1,107,481	(Won)	(257,652)	(Won)	(2,670)	(Won)	6,936	(Won)	854,095

1*	Kookmin Venture Capital Co., Ltd. merged with Frontier Investment Corp. and Kookmin Investment Co., Ltd., on December 31, 2001 and June 27, 2002, respectively.
2*	KLB Securities Co., Ltd. and Kookmin Singapore (Merchant Bank), Ltd. are in the process of liquidation.
3*	The company changed its name from Jooeun Investment Management Co., Ltd. to KB Investment Trust Management Co., Ltd., effective as of June 10, 2002.
4*	Dissolution of Jooeun Industrial Co., Ltd. was resolved in the general meeting of its stockholders on March 19, 2002.
5*	Jooeun Real Estate Trust Co., Ltd. changed its name to KB Real Estate Trust Co., Ltd., effective as of September 16, 2002.
6*	Jooeun Credit Information Co., Ltd. merged with KM Credit Information Co., Ltd., effective as of May 2, 2002 and changed its name to KB Credit Information Co., Ltd.
7*	The Bank applied the equity method based on the amended financial statements of ING Life Korea Co., Ltd. for (Won)7,648 million of income taxes.
8*	The beginning balance is adjusted by dividends and changes in foreign exchange rate from the prior year’s book value.
9*	NI : Net Income, R/E : Retained Earnings, C/A : Capital Adjustments
10*	The balance sheet amount is recorded using the monthly closing information of related parties as of March 31, 2003 if possible, otherwise the most recent financial information is used.

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

(Unaudited—See Independent Accountants’ Review Report)

4.    Securities, Continued;

Impairment losses on investment securities for the three-month period ended March 31, 2003 are as follows (in millions of Won):

	Issuer	Amortized Cost		Impairment Loss		Book Value
Equity Securities	Marketable (KSE)
	KP Chemical Co., Ltd	(Won)	22,818	(Won)	5,012	(Won)	17,806
	Daewoo Securities Co., Ltd.		13,741		3,435		10,306
	Shinwon Corp.		4,366		2,438		1,928
	Ssangyong Motor Company		12,653		657		11,996
	Maxon Telecom. Co., Ltd. (preferred stock)		733		260		473
	Hanmi Capital Co., Ltd.		1,341		222		1,119
	Namsun Aluminium Co., Ltd.		721		208		513
	Hungchang Co., Ltd.		256		111		145
	The Korea express Co., Ltd.		1,098		110		988
	Others		1,250		222		1,028

			58,977		12,675		46,302

	Marketable (KOSDAQ)
	C&H Capital		3,867		672		3,195
	Miju Steel Mfg		1,081		237		844
	Han Kook Capital Co., Ltd		757		103		654
	Others		843		157		686

			6,548		1,169		5,379

	Non-marketable
	Integra Telecom. Co., Ltd.		2,000		2,000		—
	Bogo Tech Co., Ltd.		1,354		945		409
	Space technology Co., Ltd		624		598		26
	Coramdeo Credit Information Co., Ltd.		200		200		—
	Busan Environment Development Co., Ltd.		10		10		—

			4,188		3,753		435

Debt Securities	SK Global Co., Ltd.		48,800		8,217		40,583
	Southern Petro Chemical Industry and others		4,962		1,461		3,501
	Berjaya GRP CAP (Cayman)		598		29		569

			54,360		9,707		44,653

		(Won)	124,073	(Won)	27,304	(Won)	96,769

For the three-month period ended March 31, 2003, the recovery of impairment losses on investment equity securities amounts to (Won)35,784 million related to the investments in Korea Housing Guarantee Co., Ltd. and the recovery of impairment losses on investment debt securities amounts to (Won)480 million related to the investments in Jooeun -5 th ABS Specialty Co., Ltd.

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

(Unaudited—See Independent Accountants’ Review Report)

4.    Securities, Continued;

The maturities of the available-for-sale and held-to-maturity debt securities as of March 31, 2003 are summarized as follows (in millions of Won):

	Available-for-sale				Held-to-maturity
Maturities	Amortized Cost		Fair value		Amortized Cost		Fair value
Due in 1 years or less	(Won)	10,254,586	(Won)	10,316,442	(Won)	4,421,760	(Won)	4,501,945
Due after 1 year through 5 years		5,736,296		5,832,413		5,185,770		5,351,679
Due after 5 year through 10 years		363,141		379,967		348,780		388,050
Thereafter		32,909		35,045		—		—

	(Won)	16,386,932	(Won)	16,563,867	(Won)	9,956,310	(Won)	10,241,674

For the three-month period ended March 31, 2003, total interest revenues on securities amount to (Won)380,458 million.

Investment securities risk concentrations as of three-month period ended March 31, 2003 are as follows (in millions of Won):

	Amount		Ratio (%)
By Country
Korea	(Won)	33,139,530	99.11
USA		98,278	0.29
Philippines		66,191	0.20
Germany		31,323	0.09
Indonesia		24,004	0.07
India		19,010	0.06
Mexico		15,110	0.05
Hong Kong		12,540	0.04
Singapore		10,325	0.03
Thailand		9,269	0.03
Others		10,807	0.03

	(Won)	33,436,387	100.00

By Type
Fixed rate bonds	(Won)	16,925,731	50.62
Floating rate bonds		5,977,610	17.88
Subordinated bonds		596,114	1.78
Convertible bonds		166,772	0.50
Equity securities		1,521,060	4.55
Beneficiary certificates		8,127,158	24.31
Others		121,942	0.36

	(Won)	33,436,387	100.00

By Industry
Government and municipalities	(Won)	6,779,742	20.28
Financial institutions		24,867,437	74.37
Manufacturing industries		680,209	2.03
Others		1,108,999	3.32

	(Won)	33,436,387	100.00

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

(Unaudited—See Independent Accountants’ Review Report)

5.    Loans:

Loans as of March 31, 2003 are summarized as follows (in millions of Won):

Account	Detailed Account	Amount
Loans in Won
Corporate loans	Operation loans

	General operation loans	(Won)	30,356,063
	Notes discounted		1,740,151
	Overdraft accounts		731,057
	Trading notes		878,725
	Other operation loans		3,494,269

			37,200,265

	Facility loans
	General facility loans		5,110,933
	Other facility loans		1,247,973

			6,358,906

			43,559,171

Consumer loans	General consumer loans		40,035,729
	Consumer housing loans		34,769,672
	Remunerations on mutual installment savings		187,326
	Other consumer loans		617,129

			75,609,856

Public loans	Public operation loans		702,385
	Public facility loans		39,093

			741,478

Other loans	Property formation loans		89,805
	Inter-bank loans		18,546
	Others		5,018

			113,369

		(Won)	120,023,874

Loans in foreign currencies	Domestic funding loans	(Won)	1,242,328
	Overseas funding loans		932,586
	Inter-bank loans		565,217
	Domestic usance bills		1,628,395
	Government funding loans		2,415

		(Won)	4,370,941

Call Loans	In Won	(Won)	50,000

	In foreign currencies		369,974

		(Won)	419,974

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

(Unaudited—See Independent Accountants’ Review Report)

5.    Loans, Continued;

As of March 31, 2003, restructured loans due to workout plans or other similar restructuring programs are as follows (in millions of Won):

	Balances before Restructuring		Exemption		Loans due for Equity Conversion		Restructured Amount		Present Value Discounts
Workout	(Won)	123,587	(Won)	—	(Won)	4,408	(Won)	119,179	(Won)	7,407
Court receivership		41,968		154		9,094		32,720		7,211
Court mediation		24,532		—		—		24,532		934
Others		195,639		—		—		195,639		17,355

	(Won)	385,726	(Won)	154	(Won)	13,502	(Won)	372,070	(Won)	32,907

The loans, or portions thereof, that are approved for debt restructuring by issuance or grants of equity are separately classified as loans due for equity conversion as of the agreement date. The loans due for equity conversion are stated at the lower of nominal amount or the fair value of the to-be-converted equity interest. The difference between the nominal amount and the fair value of equity interest is adjusted in the related allowance for loan losses.

The maturities of loans as of March 31, 2003 are as follows (in millions of Won):

	Loans in Won		Loans in Foreign Currencies		Bills Bought		Credit Card		Call Loans		Privately Placed Debentures		Others		Total
Due in 3 months or less	(Won)	16,893,982	(Won)	2,270,154	(Won)	619,823	(Won)	3,907,268	(Won)	419,974	(Won)	77,513	(Won)	58,557	(Won)	24,247,271
Due after 3 months through 6 months		10,237,814		256,585		101,376		1,160,598		—		164,774		9,152		11,930,299
Due after 6 months through 1 year		29,396,462		313,986		16,869		130,497		—		288,528		38		30,146,380
Due after 1 year through 2 years		22,523,148		340,157		7,639		140,639		—		315,513		—		23,327,096
Due after 2 years through 3 years		23,855,616		312,579		7,398		42,860		—		367,534		—		24,585,987
Due after 3 years through 4 years		2,481,329		217,167		6,476		21,237		—		30,400		—		2,756,609
Due after 4 years through 5 years		2,914,040		156,618		—		24,080		—		8,826		—		3,103,564
Thereafter		11,721,483		503,695		—		749		—		—		31,194		12,257,121

	(Won)	120,023,874	(Won)	4,370,941	(Won)	759,581	(Won)	5,427,928	(Won)	419,974	(Won)	1,253,088	(Won)	98,941	(Won)	132,354,327

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

(Unaudited—See Independent Accountants’ Review Report)

5.    Loans, Continued;

Loan risk concentrations as of March 31, 2003 are as follows (in millions of Won):

	Loans in Won		Loans in Foreign Currencies		Others		Total		Percentage (%)
By Country
Korea	(Won)	120,023,874	(Won)	3,858,389	(Won)	7,646,712	(Won)	131,528,975	99.38
Southeast Asia		—		62,809		415		63,224	0.05
Russia		—		124,037		1		124,038	0.09
China		—		2,841		11		2,852	0.00
Japan		—		197,660		13		197,673	0.15
Others		—		125,205		312,360		437,565	0.33

	(Won)	120,023,874	(Won)	4,370,941	(Won)	7,959,512	(Won)	132,354,327	100.00

Industrial loans
Financial institutions	(Won)	1,644,353	(Won)	687,768	(Won)	493,624	(Won)	2,825,745	2.13
Manufacturing companies		14,557,581		2,281,621		11,188,82		17,958,084	13.57
Service companies		20,526,508		1,017,972		640,208		22,184,688	16.76
Others		7,300,489		282,963		410,500		7,993,952	6.04

		44,028,931		4,270,324		2,663,214		50,962,469	38.50

Household loans		75,704,767		62,544		5,293,808		81,061,119	61.25

Public and other loans		290,176		38,073		2,490		330,739	0.25

	(Won)	120,023,874	(Won)	4,370,941	(Won)	7,959,512	(Won)	132,354,327	100.00

6.    Allowances for Loan Losses:

As of March 31, 2003, allowances for loan losses are as follows (in millions of Won):

Allowance for	Amount
Loans in Won	(Won)	2,162,973
Loans in foreign currencies		104,671
Bills bought in Won and foreign currencies		38,523
Payments on guarantees		23,792
Credit card accounts		456,549
Privately placed debentures		24,037
Factoring receivable		145
Suspense receivables		11,218
Others		2,130

	(Won)	2,824,038

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

(Unaudited—See Independent Accountants’ Review Report)

6.    Allowances for Loan Losses, Continued;

As of March 31, 2003, allowances for loan losses and credit risk classifications are as follows (in millions of Won):

		Normal		Pre- cautionary		Substandard		Doubtful		Estimated Loss		Total
Loans in Won	Loan balance	(Won)	110,716,571	(Won)	5,717,217	(Won)	2,590,199	(Won)	690,159	(Won)	283,509	(Won)	119,997,655
	Allowances		734,657		248,551		524,040		372,216		283,509		2,162,973

	Percentage(%)		0.66		4.35		20.23		53.93		100.00		1.80

Loans in Foreign currencies	Loan balance		3,908,795		311,221		112,023		19,939		15,129		4,367,107
	Allowances		16,718		27,205		32,060		13,559		15,129		104,671

	Percentage(%)		0.43		8.74		28.62		68.00		100.00		2.40

Bills bought	Loan balance		529,106		212,987		405		5,646		10,488		758,632
	Allowances		2,646		21,552		81		3,756		10,488		38,523

	Percentage(%)		0.50		10.12		20.00		66.52		100.00		5.08

Payments on Guarantees	Loan balance		5,559		17,339		20,765		14,352		10,124		68,139
	Allowances		28		2,290		4,153		7,197		10,124		23,792

	Percentage(%)		0.50		13.21		20.00		50.15		100.00		34.92

Credit card Accounts	Loan balance		4,431,946		414,352		115		547,576		33,939		5,427,928
	Allowances		44,319		49,722		23		328,546		33,939		456,549

	Percentage(%)		1.00		12.00		20.00		60.00		100.00		8.41

Call loans	Loan balance		419,974		—		—		—		—		419,974
	Allowances		—		—		—		—		—		—

	Percentage(%)		—		—		—		—		—		—

Privately Placed	Loan balance		1,156,426		49,210		37,548		8,988		857		1,253,029
	Allowances		5,782		2,693		7,510		7,195		857		24,037

Debentures	Percentage(%)		0.50		5.47		20.00		80.05		100.00		1.92

Factoring Receivables	Loan balance		28,956		—		—				—		28,956
	Allowances		145		—		—		—		—		145

	Percentage(%)		0.50		—		—		—		—		0.50

Total loans	Loan balance1*	(Won)	121,197,333	(Won)	6,722,326	(Won)	2,761,055	(Won)	1,286,660	(Won)	354,046	(Won)	132,321,420
	Allowances2*		804,295		352,013		567,867		732,469		354,046		2,810,690

	Percentage(%)		0.66		5.24		20.57		56.93		100.00		2.12

1*	The above amounts of loan balances are net of present value discounts.
2*	The above amounts of allowances for loan losses do not include the allowances for suspense receivables and other allowances.

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

(Unaudited—See Independent Accountants’ Review Report)

6.    Allowances for Loan Losses, Continued;

For the three-month period ended March 31, 2003, the allowances for loan losses changed as follows (in millions of Won):

	Amount
Beginning Balance	(Won)	2,378,696
Increase due to:
Provision for loan losses		659,066
Collection of written-off loans		47,739
Troubled debt restructuring		357
Repurchase of loans sold		2,755
Others		5,017

	(Won)	714,934

Decrease due to:
Written-off of loans		253,853
Sale of loans		3,072
Conversion of loans into equity securities		5,765
Exemption of loans		163
Offset with present value discounts from troubled debt restructuring		6,739

		269,592

Ending Balance	(Won)	2,824,038

7.    Fixed Assets:

Fixed assets as of three-month period ended March 31, 2003 are as follows (in millions of Won):

	Land		Buildings and structures		Leasehold improvements		Equipment and vehicles		Constructions in progress		Total
Beginning balance	(Won)	1,175,682	(Won)	848,746	(Won)	98,117	(Won)	1,043,969	(Won)	1,195	(Won)	3,167,709
Acquisition/capital expenditures		570		7,340		8,752		36,730		5,208		58,600
Dispositions		(2,509)		(1,405)		(240)		(5,516)		(4,168)		(13,838)

Ending balance	(Won)	1,173,743	(Won)	854,681	(Won)	106,629	(Won)	1,075,183	(Won)	2,235	(Won)	3,212,471

Beginning accumulated depreciation	(Won)	—	(Won)	108,723	(Won)	48,164	(Won)	533,675	(Won)	—	(Won)	690,562
Depreciation		—		4,818		7,375		69,651		—		81,844
Disposition		—		(49)		(182)		(5,407)		—		(5,638)

Ending accumulated depreciation	(Won)	—	(Won)	113,492	(Won)	55,357	(Won)	597,919	(Won)	—	(Won)	766,768

In accordance with the General Banking Act, the Bank is prohibited from investing in non-business purpose real property and may only hold business-purpose real property within its own equity amount.

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

(Unaudited—See Independent Accountants’ Review Report)

7.    Fixed Assets, Continued;

All of the Bank’s tangible assets, other than those personal properties valued under (Won)1 million, are covered by insurance policies of (Won)955,867 million as of March 31, 2003. All vehicles are covered by legal and general insurance policies.

Intangible assets as of three-month period ended March 31, 2003 are as follows (in millions of Won):

	Goodwill		Rights to income on donated asset		Store possessory right		Trademarks		Others		Total
Beginning balance	(Won)	613,705	(Won)	110	(Won)	161	(Won)	11	(Won)	470	(Won)	614,457
Acquisition/capital expenditures		—		—		—		—		270		270
Dispositions		—		—		—		—		—		—
Amortization		(19,586)		(2)		(5)		(2)		(31)		(19,626)

Ending balances	(Won)	594,119	(Won)	108	(Won)	156	(Won)	9	(Won)	709	(Won)	595,101

The total government-posted price of land, used for tax imposition and compensation for confiscation, as of three-month period ended March 31, 2003 is as follows (in millions of Won):

	Amount
	Book Value		Appraisal Value
Lands included in tangible assets	(Won)	1,173,743	(Won)	986,117
Lands included in foreclosed assets		1,900		924

	(Won)	1,175,643	(Won)	987,041

8.    Other Assets:

Other assets as of three-month period ended March 31, 2003 are as follows (in millions of Won):

	Amount
Guarantee deposits paid	(Won)	1,242,419
Accounts receivable		1,827,536
Accrued income		895,256
Payments in advance		62,789
Prepaid expenses		45,018
Deferred tax assets (Note 25)		342,412
Derivative assets (Note 16)		662,461
Unsettled domestic exchange assets		651,435
Loans to trust accounts		31,004
Others		20,071

	(Won)	5,780,401

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

(Unaudited—See Independent Accountants’ Review Report)

9.    Deposits:

Deposits as of three-month period ended March 31, 2003 are as follows (in millions of Won):

	Annual Interest (%)	Amount
Deposits in Won
Demand deposits
— Checking deposits	—	(Won)	150,302
— Household checking deposits	0.25		456,172
— Passbook deposits	0.25		8,425,732
— Temporary deposits	—		3,598,026
— Public fund deposits	0.25		118,995
— Others	0.25		34,025

		(Won)	12,783,252

Time deposits and savings deposits
— Time deposits	3.15~4.80	(Won)	58,645,990
— Installment savings deposits	3.80~4.60		1,386,241
— Property formation savings	8.50		2,147
— Time and savings deposits of non-residents in Won	3.15~4.80		241,371
— General savings deposits	0.25~3.70		21,795,177
— Corporate free savings deposits	0.25~3.70		7,810,050
— Long term savings deposits for workers	11.5~12.00		185,532
— Long term housing savings deposits	5.00		609,817
— Long term savings for households	5.87		2,139,036
— Worker’s preferential savings deposits	5.35		2,845,923
— Worker’s savings for housing	1.03		79
— Mutual installment deposits	3.10~4.60		6,867,546
— Mutual installment for housing	4.20~4.60		5,047,024

		(Won)	107,575,933

		(Won)	120,359,185

Deposits in foreign currencies
Demand deposits
— Checking deposits	0.00~3.00	(Won)	42,394
— Passbook deposits	0.00~1.89		583,211
— Notice deposits	0.05~6.22		12,908
— Temporary deposits	—		2,418

		(Won)	640,931

Time deposits and savings deposits
— Time deposits	0.00~8.47	(Won)	513,856
— Others	—		2,663

		(Won)	516,519

		(Won)	1,157,450

Certificates of deposit	3.80~4.35	(Won)	2,903,926

		(Won)	124,420,561

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

(Unaudited—See Independent Accountants’ Review Report)

9.    Deposits, Continued;

The maturities of deposits as of three-month period ended March 31, 2003 are as follows (in millions of Won):

	Deposits in Won		Deposits in Foreign Currencies		Certificates of Deposit		Total
Due in 3 months or less	(Won)	64,524,212	(Won)	995,283	(Won)	1,675,176	(Won)	67,194,671
Due after 3 months through 6 months		12,238,300		94,608		1,047,707		13,380,615
Due after 6 months through 1 year		30,409,277		63,619		181,043		30,653,939
Due after 1 year through 2 years		8,149,418		3,549		—		8,152,967
Due after 2 years through 3 years		3,850,874		313		—		3,851,187
Due after 3 years through 4 years		516,386		78		—		516,464
Due after 4 years through 5 years		328,667		—		—		328,667
Thereafter		342,051		—		—		342,051

	(Won)	120,359,185	(Won)	1,157,450	(Won)	2,903,926	(Won)	124,420,561

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

(Unaudited—See Independent Accountants’ Review Report)

10.    Borrowings:

Borrowings as of March 31, 2003 are as follows (in millions of Won):

	Annual Interest (%)	Amounts
Borrowings in Won
Borrowings from the Bank of Korea	2.50	(Won)	1,073,147
Borrowings from the government	0.00~8.00		1,043,296
Borrowings from banking institutions	4.50~9.55		308,279
Borrowings from National Housing Fund	8.00		9,051
Other borrowings	2.00~7.50		1,113,589

			3,547,362

Borrowings in foreign currencies
Borrowings from domestic banks	0.00~6.50		2,574,098
Borrowings from other financial institutions	1.89		22,243
Borrowings from foreign banks	—		1,233,284

			3,829,625

Bonds sold under repurchase agreements
In Won	2.50~4.40		3,469,871
In foreign currencies	1.43~2.46		103,308

			3,573,179

Bills sold	3.70~4.20		46,422

Due to the Bank of Korea in foreign currencies	—		30,053

Call money
In Won	3.75~4.15		2,588,861
In foreign currencies	1.29~1.77		128,475

			2,717,336

		(Won)	13,743,977

The maturities of borrowings as of March 31, 2003 are as follows (in millions of Won):

	Borrowings in Won		Borrowings in Foreign Currencies		Others		Total
Due in 3 months or less	(Won)	1,252,891	(Won)	867,761	(Won)	5,193,795	(Won)	7,314,447
Due after 3 months through 6 months		90,067		1,583,372		579,791		2,253,230
Due after 6 months through 1 year		227,504		523,261		593,404		1,344,169
Due after 1 year through 2 years		491,461		476,519		—		967,980
Due after 2 years through 3 years		403,576		276,387		—		679,963
Due after 3 years through 4 years		319,946		52,233		—		372,179
Due after 4 years through 5 years		237,177		5,266		—		242,443
Thereafter		524,740		44,826		—		569,566

	(Won)	3,547,362	(Won)	3,829,625	(Won)	6,366,990	(Won)	13,743,977

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

(Unaudited—See Independent Accountants’ Review Report)

11.    Debentures:

Debentures as of March 31, 2003 are as follows (in millions of Won):

		Annual Interest	Amount
Won
	Subordinated floating rate debentures	5.02~6.02	(Won)	309,500
	Subordinated fixed rate debentures	6.07~16.00		4,414,591
	Fixed rate debentures	4.21~10.57		13,791,318
	Subordinated housing bonds	5.02		27,000

			(Won)	18,542,409
	Discounts on debentures			(294,471)

				18,247,938

Foreign Currencies	Floating rates debentures	1.35~1.71		365,937
	Fixed rates debentures	4.63~5.00		457,275

				823,212
	Discounts on debentures			(1,345)

			(Won)	821,867

			(Won)	19,069,805

The maturities of debentures as of March 31, 2003 are as follows (in millions of Won):

	Won		Foreign Currencies		Total
Due in 3 months or less	(Won)	2,899,947	(Won)	191,049	(Won)	3,090,996
Due after 3 months through 6 months		1,570,750		144,173		1,714,923
Due after 6 months through 1 year		7,777,900		—		7,777,900
Due after 1 year through 2 years		1,795,745		101,486		1,897,231
Due after 2 years through 3 years		1,537,364		—		1,537,364
Due after 3 years through 4 years		270,638		—		270,638
Due after 4 years through 5 years		1,279,803		386,504		1,666,307
Thereafter		1,410,262		—		1,410,262

	(Won)	18,542,409	(Won)	823,212	(Won)	19,365,621

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

(Unaudited—See Independent Accountants’ Review Report)

12.    Accrued Retirement Benefits:

The movements in accrued retirement benefits for the three-month period ended March 31, 2003 are as follows (in millions of Won):

	Beginning Balance		Amounts Provided		Amounts Paid Out		Ending Balance
Accrued retirement benefits	(Won)	42,773	(Won)	23,950	(Won)	3,271	(Won)	63,452
Contributed retirement benefits		88,682		—		—		88,682

Total accrued retirement benefits	(Won)	131,455	(Won)	23,950	(Won)	3,271	(Won)	152,134

Contribution to National Pension Fund		—		—		—		—
Contribution to pension funds		(88,682)		—		—		(88,682)

	(Won)	42,773	(Won)	23,950	(Won)	3,271	(Won)	63,452

Contributed retirement benefits, comprising approximately 58.29% of total accrued retirement benefits as of March 31, 2003, represent contributions to pension funds at two insurance companies, including Korea Life Insurance Co., Ltd., and the Bank’s employees hold the right of payment from these funds.

13.    Employee Stock Options:

The Bank, under the approval of the Board of Directors, granted stock options to its executives on March 18, 2000, March 15, 2001, November 16, 2001, March 22, 2002, July 26, 2002 and March 21, 2003. In addition, the stock options of H&CB, which were granted on October 31, 1998, February 27, 1999, February 28, 2000, and March 24, 2001, were transferred to the Bank as a result of the business combination with H&CB. The details of the stock options in effect as of three-month period ended March 31, 2003 are as follows:

Series	Grant date	Shares granted	Shares expired to date	Shares exercised	Shares outstanding	Exercise price		Exercise period
Series1	00.03.18	222,094	109,565	2,961	109,568	(Won)	23,469	03.03.19 ~ 05.03.18
Series2	01.03.15	214,975	16,882	—	198,093	(Won)	28,027	04.03.16 ~ 09.03.15
Series3	98.10.31	400,000	—	330,000	70,000	(Won)	5,000	01.11.01 ~ 04.10.31
Series4	99.02.27	280,000	59,892	220,108	—	(Won)	13,900	02.02.28 ~ 05.02.27
Series5	00.02.28	267,000	65,218	—	201,782	(Won)	27,600	03.03.01 ~ 06.02.28
Series6	01.03.24	111,000	38,624	—	72,376	(Won)	25,100	04.03.25 ~ 07.03.24
Series71*2*	01.11.16	650,000	—	—	650,000	(Won)	51,200	04.11.17 ~ 09.11.16
Series82*	02.03.22	622,000	145,757	—	476,243	(Won)	57,100	05.03.23 ~ 10.03.22
Series9	02.07.26	30,000	—	—	30,000	(Won)	58,800	05.07.27 ~ 10.07.26
Series102*	03.03.21	320,000	—	—	320,000	(Won)	35,500	06.03.22 ~ 11.03.21

1*	The stock options do not include the shares which will be additionally granted (200,000 shares) if the recent three-month weighted average stock price of the Bank before exercise is higher than that of any other listed banks and the Bank achieve total market value and ROE target.
2*	The exercise price may be affected by the fluctuation of the stock price index of the banking industry.

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

(Unaudited—See Independent Accountants’ Review Report)

13.    Employee Stock Options, Continued;

The Bank had applied the fair value method using an option-pricing model in measuring compensation cost until nine months ended September 30, 2002. However, beginning from October 1, 2002, expecting a high probability of grant and exercise as stock appreciation rights, the Bank changed the measurement method to the intrinsic value method. As a result, previous amounts recorded in capital adjustments (stock options) have been reclassified into accrued expenses. Compensation costs are summarized as follows (in millions of Won):

	Series 1		Series 2		Series 3		Series 5		Series 6		Total
Previously recognized compensation cost	(Won)	1,861	(Won)	1,615	(Won)	2,590	(Won)	2,744	(Won)	886	(Won)	9,696
Currently recognized compensation cost		(1,189)		(1,407)		(868)		(2,341)		(668)		(6,473)
Accumulated compensation cost		672		208		1,722		403		218		3,223
Compensation cost to be recognized		—		104		—		—		109		213

Total compensation cost	(Won)	672	(Won)	312	(Won)	1,722	(Won)	403	(Won)	327	(Won)	3,436

The compensation costs to be recognized in the future are as follows (in millions of Won):

	Series 2		Series 6		Total
Within 1 year	(Won)	104	(Won)	109	(Won)	213

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

(Unaudited—See Independent Accountants’ Review Report)

14.    Other Liabilities:

Other liabilities as of three-month period ended March 31, 2003 are as follows (in millions of Won):

	Amount
Accrued retirement benefits (Note 13)	(Won)	63,452
Allowance for loss on guarantees and acceptances (Note 16)		2,161
Due to trust accounts		1,276,272
Accounts payable		1,703,062
Accrued expenses		4,675,788
Advances from customers		734,790
Unearned income		146,690
Withholding taxes		88,819
Guarantee deposits received		103,342
Derivative liabilities (Note 17)		615,236
Unsettled domestic exchange liabilities		110,700
Liabilities incurred by agency relationship		1,323,619
Other allowances[1]*		—
Accounts for agency business		201,443
Others		482,405

	(Won)	11,527,779

1*	Other allowances are as follows (in millions of Won):

Allowances for	Amounts		Remarks
Suspense receivables	(Won)	6,400	Allowance for loss on suspense receivables
Foreign currencies milages		7	Allowance for compensation to currency exchanges
Loss on closure of overseas branch		367	Allowance for loss on closure of the branch in Buenos Aires
Uncollected leasehold deposits		6,778	Allowance for loss on uncollected leasehold deposits
Credit card receivables		8,906	Allowance for unused cash advance to offset the risk of loss occurring from it
Credit card point		2,816	Allowance for loss on credit card point reserve
KAMCO loans sold		10,053	Allowance for loss on loans sold under repurchase agreements to KAMCO (See Note 18)
Granting of credit to SPC		9,938	Allowance for loss on the agreement of granting of credit to SPC related to KAMCO

	(Won)	45,265

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

(Unaudited—See Independent Accountants’ Review Report)

15.    Guarantees and Acceptances:

Guarantees and acceptances as of March 31, 2003 are summarized as follows (in millions of Won):

	Amount
Guarantees and acceptances outstanding in
Won
— Guarantees on debentures	(Won)	562
— Guarantees on loan collateral		38,210
— Guarantees on commercial bills		483
— Others		241,979

		281,234

Foreign Currencies
— Acceptances on letters of credit		384,202
— Acceptances for letters of guarantee for importers		93,486
— Guarantees for performance		78,236
— Guarantees for bid		1,578
— Guarantees for borrowings		37,048
— Guarantees for repayment of advances		5,472
— Others		291,896

		891,918

		1,173,152

Contingent guarantees and acceptances
— Letters of Credit		1,381,209
— Others		119,505

		1,500,714

	(Won)	2,673,866

As of March 31, 2003, the allowances for losses on guarantees and acceptances outstanding according to credit risk classifications are as follows (in millions of Won):

Guarantees and acceptances Outstanding in		Normal		Precautionary		Sub Standard		Doubtful		Estimated Loss		Total
Won	Balance	(Won)	259,563	(Won)	19,749	(Won)	1,770	(Won)	152	(Won)	—	(Won)	281,234
	Allowance		—		—		354		143		—		497

	Ratio (%)		—		—		20.00		94.08		—		0.18

Foreign currencies	Balance		610,433		274,568		6,329		476		112		891,918
	Allowance		—		—		1,266		286		112		1,664

	Ratio (%)		—		—		20.00		60.08		100.0		0.19

Total	Balance	(Won)	869,996	(Won)	294,317	(Won)	8,099	(Won)	628	(Won)	112	(Won)	1,173,152
	Allowance		—		—		1,620		429		112		2,161

	Ratio (%)		—		—		20.00		68.31		100.0		0.18

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

(Unaudited—See Independent Accountants’ Review Report)

15.    Guarantees and Acceptances, Continued

For the three-month period ended March 31, 2003, the allowances for losses on guarantees and acceptances outstanding changed as follows (in millions of Won):

	Amount
Beginning balance	(Won)	2,287
Reversal of allowance		(204)
Changes in foreign exchange rates		78

Ending balance	(Won)	2,161

The guarantees and acceptances risk concentration by country as of March 31, 2003 are as follows (in millions of Won):

	Guarantees and Acceptances Outstanding			Contingent Guarantees and Acceptances			Total
	Balance		Percentage (%)	Balance		Percentage (%)	Balance		Percentage (%)
Korea	(Won)	1,173,152	100.00	(Won)	1,450,598	96.66	(Won)	2,623,750	98.13
USA		—	—		50,116	3.34		50,116	1.87

	(Won)	1,173,152	100.00	(Won)	1,500,714	100.00	(Won)	2,673,866	100.00

The guarantees and acceptances risk concentration by industry and customer as of March 31, 2003 are as follows (in millions of Won):

	Guarantees and Acceptances Outstanding			Contingent Guarantees and Acceptances			Total
	Balance		Percentage (%)	Balance		Percentage (%)	Balance		Percentage (%)
Industrial
Manufacturing	(Won)	381,710	32.54	(Won)	816,980	54.44	(Won)	1,198,690	44.83
Finance		23,486	2.00		71,695	4.78		95,181	3.56
Service		614,971	52.42		450,302	30.00		1,065,273	39.84
Others		152,985	13.04		161,737	10.78		314,722	11.77

	(Won)	1,173,152	100.00	(Won)	1,500,714	100.00	(Won)	2,673,866	100.00

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

(Unaudited—See Independent Accountants’ Review Report)

16.    Derivatives:

The Bank’s derivative instruments are divided between hedge derivatives and trading derivatives based on the purpose of the transaction. The Bank enters into hedge transactions mainly for purposes of hedging fair value risks related to its assets and liabilities.

Trading derivatives include future contracts, forward contracts, swaps, and options entered into by the Bank to meet the financing needs of its customers and to gain profit from arbitrage transactions between customers and other banks. The Bank also uses derivative instruments in managing its own trading and asset-liability management exposures to fluctuations in interest rates and foreign exchange risks.

Hedge derivatives mainly comprise of interest rate swaps to hedge the fair value changes or cash flow changes of bonds or debentures arising from the interest rate fluctuations. Some hedge purpose transactions do not qualify for hedge accounting and are thus accounted for as trading derivatives. These transactions include the hedge relationships where the hedged item is an asset or liability that is re-measured with the changes in fair value attributable to the hedged risk reported currently in earnings or where the hedged item cannot be specifically identified.

The notional amounts outstanding for derivative contracts as of three-month period ended March 31, 2003 are as follows (in millions of Won):

	Trading		Hedge		Total
Interest related
—Future	(Won)	442,335	(Won)	—	(Won)	442,335
—Option		685,000		—		685,000
—Swap		18,177,608		375,870		18,553,478

		19,304,943		375,870		19,680,813

Currency related
—Forward		15,332,590		—		15,332,590
—Future		504,668		—		504,668
—Swap		3,521,218		—		3,521,218
—Option bought		83,088		—		83,088
—Option sold		98,123		—		98,123

		19,539,687		—		19,539,687

Stock related
—Option bought		1,157,596		—		1,157,596
—Option sold		1,118,905		—		1,118,905

		2,276,501		—		2,276,501

	(Won)	41,121,131	(Won)	375,870	(Won)	41,497,001

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

(Unaudited—See Independent Accountants’ Review Report)

16.    Derivatives: Continued;

Gains and losses on derivatives as of three-month period ended March 31, 2003 are as follows (in millions of Won):

	Amount
Gain on derivatives
Gain on derivatives transactions	(Won)	637,812
Gain on valuation of derivatives		313,619
Gain on fair value hedged items		—

	(Won)	951,431

Loss on derivatives
Loss on derivatives transactions	(Won)	616,975
Loss on valuation of derivatives		339,730
Loss on fair value hedged items		1,405

	(Won)	958,110

Derivative valuation as of March 31, 2003 is as follows (in millions of Won):

	Valuation Gains (P/L)						Valuation Losses (P/L)						Fair Value (B/S)
	Trading		Hedge		Total		Trading		Hedge		Total		Asset		Liability
Interest related
—Option	(Won)	257	(Won)	—	(Won)	257	(Won)	414	(Won)	—	(Won)	414	(Won)	68	(Won)	1,176
—Swap		45,224		1,405		46,629		58,707		—		58,707		169,751		279,743

		45,481		1,405		46,886		59,121		—		59,121		169,819		280,919

Currency related
—Forward		196,325		—		196,325		217,585		—		217,585		179,624		233,235
—Option bought		1,705		—		1,705		125		—		125		1,833		138
—Option sold		87		—		87		1,753		—		1,753		171		1,904
—Swap		49,097		—		49,097		40,708		—		40,708		279,026		67,104

		247,214		—		247,214		260,171		—		260,171		460,654		302,381

Stock related
—Option bought		—		—		—		20,438		—		20,438		31,988		—
—Option sold		19,519		—		19,519		—		—		—		—		31,936

		19,519		—		19,519		20,438		—		20,438		31,988		31,936

	(Won)	312,214	(Won)	1,405	(Won)	313,619	(Won)	339,730	(Won)	—	(Won)	339,730	(Won)	662,461	(Won)	615,236

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

(Unaudited—See Independent Accountants’ Review Report)

17.    Commitments and Contingencies:

As of March 31, 2003, 153 pending legal actions with an aggregate amount of claims of (Won)281,301 million are charged against the Bank and the Bank had also filed 181 lawsuits, which are still pending with an aggregate amount of claims of (Won)118,576 million. Management believes that the actions against the Bank are without merit and that the ultimate liability, if any, will not materially affect the Bank’s financial position.

The Bank, under the Mutual Savings & Finance Company Act, is liable for the payment of the deposits of Orange Mutual Savings & Finance Co., Ltd. (previously, Kookmin Mutual Savings & Finance Co., Ltd.) and Hansol Mutual Savings & Finance Co., Ltd. (previously, Bukook Mutual Savings & Finance Co., Ltd.), previously the Bank’s subsidiaries but which were sold during 1999, if they enter into bankruptcy within 3 years of sale. Orange Mutual Savings & Finance Co., Ltd. is currently under going bankruptcy procedures due to the disapproval of its business by the Financial Supervisory Commission. Korea Deposit Insurance Corporation (KDIC) has paid for the deposit money subject to the Depositor Protection Act. Despite the fact that Resolution and Finance Corp. (a subsidiary of KDIC) has filed a lawsuit against the Bank for the recovery of the repayment, such lawsuit is not expected to cause any loss which could materially affect the Bank’s financial statements.

The Bank has credit lines, with commitments to purchase commercial paper from asset securitization companies. Under these commitments, the Bank provides money, in case of a temporary fund shortage, for the principal and interest repayment of these companies’ senior bonds within the contracted term and amounts. As of March 31, 2003, under these commitments, the aggregate committed credit line and loans outstanding are (Won)3,864,400 million and (Won)32,842 million, respectively. Also, the Bank entered into arrangements to purchase (Won)1,760,000 million of commercial papers issued by the securitization companies and the amount purchased as of March 31, 2003, is (Won)136,700 million. The Bank has arranged various methods to compensate for losses on these credit line commitments including payment guarantees, repurchase contracts, surety certificate guarantees, and cash reserve. Also, resulting expected losses amounting to (Won)9,938 million are reserved as other allowances.

Pursuant to the asset securitization plans, the Bank previously sold loans to special purpose entities in previous periods. The related contracts for asset securitization stipulate the Bank’s performance of warranty liabilities for loans sold to Kookmin 6th-ABS Specialty Co., Ltd. and Jooeun 5th-ABS Specialty Co., Ltd. (collectively, “the SPEs”) when underlying loans are delinquent for certain period of time or go into default. Accordingly, the Bank bears possible liabilities for collateral performance toward the SPEs within the limits of (Won)72,000 million and (Won)66,500 million, respectively, as of March 31, 2003. No adjustments have been made in the accompanying financial statements related to such uncertainties.

As of March 31, 2003, loan sales transaction with Korea Asset Management Corporation (“KAMCO”) has all been settled and the Bank provided an allowance of (Won)10,053 million for estimated losses from repurchase of loans sold to KAMCO that are under the repurchase agreement (See Note 15).

The Bank sold 65.43% of its 85.43% investment in Alpha Capital Corp. (Jooeun Leasing Co., Ltd. Until prior period) and (Won)172,024 million of loans to Sun Capital Inc. for (Won)145,000 million on August 30, 2002. The Bank also sold an additional 5.03% of its investment in Alpha Capital Corp. to Sun Capital Inc. for (Won)900 million on October 28, 2002.

The Bank sold its 87.00% ownership of Kookmin Investment Trust Management Co., Ltd. and 88.66% ownership of Kookmin Leasing Co., Ltd. to Morgan Stanley Private Equity, the M&A private funds led by Morgan Stanley Global Emerging Markets Inc. and affiliated funds, and Sun Capital Inc. on May 29, 2002 and December 27, 2002, respectively.

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

(Unaudited—See Independent Accountants’ Review Report)

17.    Commitments and Contingencies: Continued;

Included in cash and due from banks as of March 31, 2003 are the following restricted deposits (in millions of Won):

	Amount		Restrictions
Reserve deposits in the Bank of Korea and Korea Exchange Bank	(Won)	3,052,594	General Banking Act
Deposits placed with Hansol Mutual Savings & Finance Co., Ltd.		140,000	Withdrawal at maturity
Other deposits		1,768	Futures guarantee deposits

	(Won)	3,194,362

As of three-month period ended March 31, 2003, the following investment securities are pledged at various institutions (in millions of Won):

Securities Provided			Related Liability
Book Value	Pledge Value		Amount		Transaction
(Won) 3,450,283	(Won)	3,366,899	(Won)	3,573,179	Bonds sold under repurchase agreements
2,010,118		1,994,150		1,073,147	Borrowings from the Bank of Korea
96,879		102,000		Borrowing within credit line	Derivatives transactions
170,200		170,200		Borrowing within credit line	BOK settlements
167,488		166,671		Borrowing within credit line	Sale of non-performing loans
79,296		78,000		Borrowing within credit line	Funds for security finance
161,817		159,290		Borrowing within credit line	Leased securities
1,895		1,900		Borrowing within credit line	Others

(Won) 6,137,976	(Won)	6,039,110

As of March 31, 2003, the Bank holds the unexpired rights to claim from borrowers or guarantors for loans in accordance with the relevant law, which has already been written off, amounting to (Won)3,955,398 million.

As of March 31, 2003, the Bank holds endorsed bills amounting to (Won)5,488 million.

In response to the generally unstable economic conditions, the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is progressing slowly, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms.

The Bank may be either directly or indirectly affected by these general unstable economic conditions and the reform program described above. The accompanying non-consolidated financial statements reflect management’s assessment of the impact to date of the economic situation on the financial position of the Bank. Actual results may differ materially from management’s current assessment. As of March 31, 2003, the balances of loans (including acceptances and guarantees of (Won)200,938 million) and securities related to SK Global (including foreign subsidiaries), one of major borrowers of the Bank, amount to (Won)380,575 million and (Won)52,608 million, respectively, with related allowances of (Won)34,131 million and impairment losses of (Won)9,995 million, respectively. SK Global is under investigations and due diligence reviews concerning on accounting fraud. In case additional accounting fraud is discovered which materially affects the financial conditions of SK Global, actual loss for non-collectible accounts and impairment of securities may differ from management’s current assessment. No adjustments have been made in the accompanying financial statements related to such uncertainties.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

(Unaudited—See Independent Accountants’ Review Report)

18.    Capital Stock:

As of March 31, 2003, the Bank has 1,000,000,000 common shares (par value : (Won)5,000) authorized and 328,258,685 shares issued and Goldman Sachs Capital Koryo, L.P., ING Insurance International B.V., and the Korean government own 5.13%, 3.87%, and 9.33%, respectively, of the total issued shares. During the current period, Goldman Sachs Capital Koryo, L.P. sold the 14,470,000 common shares as ADSs. As a result, as of March 31, 2003, 37,728,214 common shares, equivalent to 11.49% of the total issued shares, are listed on the New York Stock Exchange as ADSs and are managed by Bank of New York, the trustee of the Bank.

Under the General Banking Act, if one single entity, other than the government or a foreign investor, owns more than 4% of total outstanding voting shares, the entity’s voting rights are limited to those of 4% shareholders.

As a result of the business combination with H&CB, the shareholders of the Bank and H&CB, listed on the Register of Shareholders at October 31, 2001, received 179,775,233 new shares and 119,922,229 new shares of the Bank, respectively, at the exchange ratio of one new common share of the Bank for 1.688346 old shares of the Bank and 1 share of H&CB respectively.

The Bank is authorized to issue to non-shareholders convertible bonds and bonds with stock purchase warrants up to total par value amounts of (Won)2,500 billion and (Won)500 billion, respectively.

19.    Capital Surplus:

The movements in capital surplus for the three-month period ended March 31, 2003 are as follows (in millions of Won):

	Beginning Balance		Changes		Ending Balance
Paid-in capital in excess of par value	(Won)	5,287,708	(Won)	—	(Won)	5,287,708
Gain on business combination		397,669		—		397,669
Revaluation increment		177,229		—		177,229
Others		2,146		(72)		2,074

	(Won)	5,864,752	(Won)	(72)	(Won)	5,864,680

The gain on business combination is due to the difference between the business combination consideration and the net asset value acquired from the merger with KLB on December 31, 1998.

20.    Retained Earnings:

The General Banking Act requires the Bank to appropriate as a legal reserve a minimum of 10% of annual net income until the legal reserve equals paid in capital. This reserve is not available for payment of cash dividends but may be transferred to capital stock by an appropriate resolution by the Bank’s board of directors or used to reduce accumulated deficit, if any, by an appropriate resolution of the Bank’s stockholders.

Pursuant to the Tax Exemption and Reduction Control Law, the Bank is required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits. This reserve is not available for the payment of cash dividends, but may be transferred to capital stock or used to reduce accumulated deficits, if any.

As of March 31, 2003, (Won)2,576 million of other reserves are those appropriated for the operations of overseas branches.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

(Unaudited—See Independent Accountants’ Review Report)

21.    Capital Adjustments:

The movements in capital adjustments for the three-month period ended March 31, 2003 are as follows (in millions of Won):

	Beginning Balance		Increase		Decrease		Ending Balance
Treasury stocks	(Won)	(148,973)	(Won)	—	(Won)	(493)	(Won)	(148,480)
Realized gain in trading securities		180,449		14,592		50,135		144,906
Unrealized gain on investment securities		94,773		6,936		—		101,709

	(Won)	126,249	(Won)	21,528	(Won)	49,642	(Won)	98,135

The Bank, under the approval of the Board of Directors on July 26, 2002, established an Employee Stock Option Plan for the welfare of the employees and purchased 3,000,000 shares of treasury stock under the plan.

22.    Other Non-Interest Income (Expenses):

Other non-interest income (expenses) for the three-month period ended March 31, 2003 are as follows (in millions of Won):

	Amount
Other non-interest income
— Realized gain on trading securities	(Won)	29,189
— Unrealized gain on trading securities		30,608
— Gain on trust management		44,616
— Reversal of allowance for losses on guarantees and acceptances		204
— Valuation gain on derivatives		313,619
— Others		9,577

	(Won)	427,813

Other non-interest expenses
— Realized loss on trading securities	(Won)	15,094
— Contributions to special funds		42,519
— Valuation loss on derivatives		339,730
— Loss on fair value hedge		1,405
— Others		60,695

	(Won)	459,443

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

(Unaudited—See Independent Accountants’ Review Report)

23.    General and Administrative Expenses:

General and administrative expenses for the three-month period ended March 31, 2003 are as follows (in millions of Won):

	Amount
Salaries and wages	(Won)	266,489
Retirement benefits (Note 13)		23,950
Other employee benefits		55,608
Rent		14,421
Depreciation		81,844
Amortization		19,628
Taxes and dues		25,083
Advertising		11,365
Ordinary R&D		18,666
Fees and commissions		19,147
Others		45,915

	(Won)	582,116

24.    Non-Operating Income (Expenses):

Non-operating income (expenses) for the three-month period ended March 31, 2003 are as follows (in millions of Won):

	Amount
Non-operating income
— Gain on disposal of fixed assets	(Won)	149
— Rent income		611
— Realized gain on sale of trading securities		51,955
— Realized gain on sale of held-to-maturity securities		793
— Reversal of impairment loss on available-for-sale securities		36,264
— Gain on sale of loans		1,294
— Others		18,947

		110,013

Non-operating expenses
— Loss on disposal of fixed assets		1,514
— Loss on investment in associates		257,652
— Realized loss on available-for-sale securities		6,792
— Impairment loss available-for-sale securities		27,304
— Loss on sale of loans		2,507
— Others		31,681

		327,450

	(Won)	(217,437)

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

(Unaudited—See Independent Accountants’ Review Report)

25.    Income Tax Expenses:

Income tax expenses for the three-month period ended March 31, 2003 are as follows (in millions of Won):

	Amount
Income taxes payable	(Won)	244,177
Deferred income taxes from temporary differences		(171,788)
Retained earnings adjustments		793

Income tax expenses	(Won)	73,182

The statuary income tax rate applicable to the Bank, including resident tax surcharges, is 29.7% for the three-month period ended March 31, 2003. However, the effective tax rate is 49.74% for the three-month period ended March 31, 2003 (in millions of Won):

	Amount
Net income before income taxes	(Won)	147,115
Tax expenses based on the effective tax rate		43,690
Tax effects on adjustments
Adjustments to increase taxable income		30,504
Adjustments to decrease taxable income		(1,012)

Tax expenses per income statements	(Won)	73,182

The significant changes in accumulated temporary differences and deferred income taxes for the three-month period ended March 31, 2003 are as follows (in millions of Won):

	Beginning Balance		Increase		Decrease		Ending Balance		Deferred Tax Asset (Liability)
Allowance for loan losses	(Won)	314,081	(Won)	408,895	(Won)	314,081	(Won)	408,895	(Won)	121,442
Accrued interest		(350,798)		(301,926)		(350,798)		(301,926)		(89,672)
Unrealized loss on securities		602,647		218,249		(82,788)		903,684		268,394
Unrealized loss on derivatives		(109,298)		26,111		(74,740)		(8,447)		(2,509)
Present value discounts		28,001		24,822		28,001		24,822		7,372
Allowance for losses on guarantees and acceptances		2,287		2,161		2,287		2,161		642
Stock options		10,116		3,222		10,116		3,222		957
Loss on fair value hedges		9,213		1,405		—		10,618		3,153
Other allowances		48,876		45,265		48,876		45,265		13,444
Others		19,367		46,771		1,532		64,606		19,189

	(Won)	574,492	(Won)	474,975	(Won)	(103,433)	(Won)	1,152,900	(Won)	342,412

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

(Unaudited—See Independent Accountants’ Review Report)

26.    Earnings Per Share:

Earnings per share (“EPS”) for the three-month periods ended March 31, 2003 and for the year ended December 31, 2002 are calculated as follows.

	2003		2002
Net income (in millions of Won)	(Won)	73,933	(Won)	1,310,291
Weighted average number of common shares outstanding		325,241,596		317,786,872

Earnings per share (in Won)	(Won)	227	(Won)	4,123

As there are no extraordinary gains or losses for the three-month periods ended March 31, 2003 and 2002, ordinary income per share is not calculated: (in millions of Won):

Weighted average number of common shares outstanding for the three-month period ended March 31, 2003 is calculated as follows:

	Number of Shares	Days Outstanding	Weighted Average Number of Shares
Number of common shares outstanding-beginning balance	328,258,685	90	328,258,685
Treasury common stock—beginning balance	(3,026,089)	90	(3,026,089)
Treasury common stock—disposal during the current period	10,000	81	9,000

Weighted average number of common shares outstanding			325,241,596

As of March 31, 2003, there are no potential common shares.

27.    Assets and Liabilities Denominated in Foreign Currencies:

Significant assets and liabilities denominated in foreign currencies as of March 31, 2003 comprise the following:

	Millions of Won		Thousands of US Dollars1*	Major Denomination Currencies
				Thousands of US Dollars	Thousands of EC Euro	Thousands of Japanese Yen
Assets
Cash	(Won)	209,608	$167,298	$76,774	€16,548	¥7,030,522
Due from banks		501,050	399,912	204,893	2,654	7,204,981
Securities		1,417,701	1,131,536	1,026,802	4,389	6,725,239
Loans in foreign currencies		4,370,941	3,488,659	1,863,821	40,032	76,086,492
Bills bought		723,872	577,758	540,552	22,330	736,082
Acceptance and guarantee		9,544	7,617	7,617	—	—
Call loans		369,974	295,294	291,100	3,600	—

Liabilities
Deposits		1,157,450	923,817	649,419	18,955	19,223,185
Borrowings		3,829,625	3,056,609	2,481,799	45,051	61,264,566
Due to BOK		30,053	23,987	23,987	—	—
Call money		128,475	102,542	97,500	—	50,000
Debenture		821,867	655,972	496,769	—	—
Unsettled foreign exchange liabilities		29,981	23,929	17,083	779	632,349

1*	Foreign currencies other than US dollars are converted into US dollar amounts using the exchange rates provided by Seoul Money Brokerage Services, Ltd. at March 31, 2003.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

(Unaudited—See Independent Accountants’ Review Report)

28.    Related Party Transactions:

Significant transactions with related parties for the three-month period ended March 31, 2003 are as follows (in millions of Won):

	Accounts	Beginning Balance		Increase		Decrease		Ending Balance		Transactions Relating to P/L
Kookmin Credit Card Co., Ltd.	Loans	(Won)	120,783	(Won)	14,203	(Won)	—	(Won)	134,986	(Won)	2,026
	Other assets		2,783		35,091		—		37,874		3,282
	Deposits		12,056		—		2,636		9,420		(29)
	Borrowings		—		850,000		—		850,000		(4,558)
	Other liabilities		114,179		56,930		107,712		63,397		(3,680)
	Commissions income		—		—		—		—		32,240

Kookmin Venture Capital Co., Ltd.	Deposits		16,142		—		1,371		14,771		(196)
	Other liabilities		—		124		—		124		—

Kookmin Data System Co., Ltd.	Other assets		—		8		—		8		—
	Deposits		6,903		—		1,170		5,733		(73)
	Other liabilities		879		1,179		—		2,058		(2,587)
	Commissions income		—		—		—		—		23

Kookmin Futures Co., Ltd.	Due from banks		379		—		328		51		1
	Other assets		—		7		—		7		18
	Deposits		18,860		—		7,212		11,648		(145)
	Other liabilities		620		331		—		951		—
	Commissions income		—		—		—		—		2
	Commissions expenses		—		—		—		—		(35)

Kookmin Bank Luxembourg	Due from banks		48,337		122,003		2		170,338		430
	Loans		282,739		585,971		77,582		791,128		444
	Other assets		815		543		815		543		876
	Borrowings		166,995		592,151		—		759,146		(2)
	Other liabilities		11,077		123		11,077		123		(937)

Kookmin Bank International Ltd. (London)	Due from banks		24,490		20,140		—		44,630		110
	Loans		304,298		806		59,292		245,812		798
	Other assets		—		1,217		—		1,217		1,068
	Borrowings		198,663		281		39,450		159,494		(251)
	Other liabilities		13,245		—		13,245		—		(811)

Kookmin Finance H.K. Ltd.	Due from banks		6,318		56,643		208		62,753		138
	Loans		330,141		525		32,077		298,589		829
	Borrowings		154,291		6,174		6,666		153,799		(1)
	Other assets		—		687		—		687		—
	Other liabilities		5,424		—		5,424		—		—

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

(Unaudited—See Independent Accountants’ Review Report)

28.    Related Party Transactions, Continued;

	Accounts	Beginning Balance		Increase		Decrease		Ending Balance		Transactions Relating to P/L
Kookmin Investment	Deposits	(Won)	1,348	(Won)	8,598	(Won)	—	(Won)	9,946	(Won)	(69)
Trust Mgt. Co., Ltd.	Other liabilities		—		47		—		47		—

KB Real Estate Co., Ltd.	Loans		30,000		—		—		30,000		617
	Deposits		104,754		—		104,580		174		—
	Guarantees		1,782		—		—		1,782		—
	Other liabilities		—		14		—		14		—

Jooeun Industry Co., Ltd.	Loans		143,002		—		2,635		140,367		—

KB Credit Information	Other assets		—		—		—		—		24
Information Co., Ltd.	Deposits		9,496		163		—		9,659		(74)
	Guarantees		2,791		80		—		2,871		—
	Other liabilities		2,597		338		—		2,935		—
	Commissions Expenses		—		—		—		—		(7,346)

29.    Transactions with Financial Institutions:

The assets and liabilities related to transactions with financial institutions for the three-month period ended March 31, 2003 are as follows (in millions of Won):

Accounts	Description	The Bank of Korea		Other Banks		Other Financial Institutions		Total
Cash and due from banks	Due from banks in Won	(Won)	3,015,098	(Won)	1,377	(Won)	140,000	(Won)	3,156,475
	Due from banks in foreign currencies		35,375		458,114		7,561		501,050

			3,050,473		459,491		147,561		3,657,525

Loans	Loans in Won		—		351,792		1,292,560		1,644,352
	Loans in foreign currencies		37,587		576,725		73,456		687,768
	Others		—		379,403		114,220		493,623

			37,587		1,307,920		1,480,236		2,825,743

Deposits	Deposits in Won		—		806,111		2,368,960		3,175,071
	Deposits in foreign currencies		—		—		—		—

			—		806,111		2,368,960		3,175,071

Borrowings	Borrowings in Won		1,073,147		314,241		9,051		1,396,439
	Borrowings in foreign currencies		—		2,574,098		22,243		2,596,341
	Others		30,053		586,012		2,209,600		2,825,665

			1,103,200		3,474,351		2,240,894		6,818,445

Debentures	Debentures in Won		—		336,500		334,900		671,400
	Debentures in foreign currencies		—		823,212		—		823,212

			—		1,159,712		334,900		1,494,612

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

(Unaudited—See Independent Accountants’ Review Report)

30.    Interest Bearing Assets and Liabilities:

Assets and liabilities bearing interest income and interest expenses for the three-month period ended March 31, 2003 are as follows (in millions of Won):

Assets	Average Balance		Interest Income		Average Yield (%)
Due from banks	(Won)	732,001	(Won)	3,779	2.09
Securities		22,946,511		380,458	6.72
Loans		130,323,676		2,377,701	7.40

	(Won)	154,002,188	(Won)	2,761,938

Liabilities	Average Balance		Interest Expenses		Average Yield (%)
Deposits	(Won)	122,500,450	(Won)	1,103,487	3.65
Borrowings		12,512,946		108,530	3.52
Debentures		18,591,205		283,251	6.18

	(Won)	153,604,601	(Won)	1,495,268

31.    Operations of the Trust Accounts:

Assets and liabilities of the trust accounts as of March 31, 2003 are classified as principal or dividend guarantee money trusts, performance money trusts, and property trusts as follows (in millions of Won):

	Guarantee Money Trusts		Performance Money Trusts		Property Trusts		Total
Securities	(Won)	3,557,533	(Won)	10,401,469	(Won)	172,200	(Won)	14,131,202
Loans		164,937		388,548		—		553,485
Receivables		—		—		25,385,771		25,385,771
Due from banking accounts		211,091		539,467		70,288		820,846
Present value discounts		(1,373)		(26)		—		(1,399)
Allowance for loan losses		(93,946)		(80,898)		—		(174,844)
Other assets		84,841		236,250		1,353		322,444

Total assets	(Won)	3,923,083	(Won)	11,484,810	(Won)	25,629,612	(Won)	41,037,505

Trusts	(Won)	3,622,381	(Won)	11,030,037	(Won)	25,567,685	(Won)	40,220,103
Borrowings		31,004		—		—		31,004
Reserves for future losses		48,670		—		—		48,670
Other liabilities		221,028		454,773		61,927		737,728

Total liabilities	(Won)	3,923,083	(Won)	11,484,810	(Won)	25,629,612	(Won)	41,037,505

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

(Unaudited—See Independent Accountants’ Review Report)

31.    Operations of the Trust Accounts, Continued;

The Bank is liable as of March 31, 2003 for the following portion of the difference between the book value and fair value of principal and dividend guarantee money trusts (in millions of Won):

	Book Value		Fair Value
Principal guarantee money trusts	(Won)	3,834,480	(Won)	3,835,648
Principal and dividend guarantee money trusts		88,601		88,857

	(Won)	3,923,081	(Won)	3,924,505

The results of operations of the money trust accounts, from the Bank’s management accounting point of view, for the three-month period ended March 31, 2003 are as follows (in millions of Won):

Trust Account Related Income			Trust Account Related Expenses
Gain on trust management	(Won)	44,616	Interest expense on borrowings from trust accounts	(Won)	6,715
Early withdrawal penalties		57	Loss on trust management		—
Interest income on loans to trust accounts		359

	(Won)	45,032		(Won)	6,715

32.    Business Combination with H&CB:

The Bank entered into a business combination contract (“the Contract”) with H&CB on April 23, 2001 and obtained approval from the shareholders for such combination on September 29, 2001. In accordance with the Contract, the Bank completed the legal consolidation with H&CB as of October 31, 2001. Under the Contract, the shareholders of the Bank and H&CB received 1 new common share of the Bank for 1.688346 old shares of the Bank and 1 share of H&CB, respectively. The new common shares of the Bank were listed on the Korea Stock Exchange on November 9, 2001. Despite the legal form of consolidation, the business combination was accounted for as an acquisition with the Bank as acquirer of H&CB’s total assets of (Won)67,742,958 million and liabilities of (Won)64,381,185 million.

The Bank’s registration statement with the Securities and Exchange Commission of the United States of America was declared effective on September 10, 2001, and the new shares of the Bank are listed on the New York Stock Exchange as ADSs since November 1, 2001.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

(Unaudited—See Independent Accountants’ Review Report)

33.    Statement of Cash Flows:

Cash and cash equivalents as of March 31, 2003 as presented in the statements of cash flows are as follows (in millions of Won):

	Amount
Cash on hand	(Won)	3,233,808
Cash in foreign currencies		209,608
Due from banks in Won		3,173,929
Due from banks in foreign currencies		501,050

		7,118,395
Restricted deposits		(3,194,362)

	(Won)	3,924,033

Major transactions that do not involve cash inflows and cash outflows for the three-month period ended March 31, 2003 are presented as follows (in millions of Won):

	Amount
Adjustments in assets and liabilities due to the equity method	(Won)	28,607
Write-offs of loans		253,853
Decreases in loan on Restructuring		6,739
Conversion of loans to equity securities		1,878

34.    Business Segments:

The Bank is organized into five major business segments: retail banking, corporate banking, capital markets activities, credit card operations, and others. These business segments are based on the nature of the products and services provided, the type or class of customer, and the Bank’s management organization, and provide the basis on which the Bank reports its primary segment information.

The following table shows the distribution of the Bank’s operations by business segment as of and for the three-month period ended March 31, 2003 (in millions of Won):

	Retail Banking		Retail Banking		Capital Markets Activities		Credit Card Operations		Others		Total
Loans	(Won)	73,796,386	(Won)	46,216,208	(Won)	2,397,680	(Won)	4,971,413	(Won)	2,115,695	(Won)	129,497,382
Securities		520,255		162,354		30,736,700		—		2,017,078		33,436,387
Fixed assets		1,078,632		396,532		99,914		138,939		1,327,715		3,041,732
Other assets		1,684,298		591,854		8,835,480		145,634		1,622,706		12,879,972

Total assets	(Won)	77,079,571	(Won)	47,366,948	(Won)	42,069,774	(Won)	5,255,986	(Won)	7,083,194	(Won)	178,855,473

Operating revenue	(Won)	1,438,479	(Won)	780,171	(Won)	1,584,766	(Won)	266,024	(Won)	252,724	(Won)	4,322,164

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

(Unaudited—See Independent Accountants’ Review Report)

34.    Business Segments, Continued;

The Bank principally operates in Korea. Secondary segments are geographically oriented and are segregated into two segments: domestic and overseas operations. The following table shows the distribution of the Bank’s operations by geographical market as of and for the three-month period ended March 31, 2003 (in millions of Won):

	Domestic		Overseas		Total
Loans	(Won)	128,759,168	(Won)	738,214	(Won)	129,497,382
Securities		33,334,120		102,267		33,436,387
Fixed assets		3,038,626		3,106		3,041,732
Other assets		12,793,771		86,201		12,879,972

Total assets	(Won)	177,925,685	(Won)	929,788	(Won)	178,855,473

Operating revenue	(Won)	4,305,309	(Won)	16,855	(Won)	4,322,164

35.    Reclassification of prior year financial statement presentation:

Certain accounts of financial statements as of and for the year ended December 31, 2002 have been reclassified to conform to the 2003 presentation. These reclassifications had no effect on previously reported net income or stockholders’ equity.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank (Registrant)

Date: May 15, 2003	By:	/s/ Jong-Kyoo Yoon
(Signature)
	Name: Title:	Jong-Kyoo Yoon Executive Vice President &Chief Financial Officer